As filed with the Securities and Exchange Commission on November 6, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ESSEX CORPORATION

(Exact name of registrant as specified in its charter)

Commonwealth of Virginia	8711	54-0846569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9150 Guilford Road

Columbia, Maryland 21046

(301) 939-7000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leonard E. Moodispaw

President and Chief Executive Officer

Essex Corporation

9150 Guilford Road

Columbia, Maryland 21046

(301) 939-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

D. Scott Freed, Esquire Whiteford, Taylor & Preston L.L.P Seven Saint Paul Street Baltimore, Maryland 21202 (410) 347-8700	Bruce S. Mendelsohn, Esquire Paul A. Belvin, Esquire Akin Gump Strauss Hauer & Feld, LLP 1333 New Hampshire Avenue, NW Washington, DC 20036 (202) 887-4000

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value per share	4,250,000 shares(1)	$9.51(2)	$40,417,500(2)	$3,270(2)

(1)	Includes 250,000 shares of common stock subject to the underwriters’ over-allotment option.
(2)	Estimated solely for purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average high and low sales prices on November 3, 2003, as reported on the American Stock Exchange.

The registrant has previously filed two Registration Statements (Nos. 333-104819 and 333-61200) in order to register shares of its common stock held by certain selling shareholders. Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this registration statement is a combined prospectus which also relates to 350,000 shares registered under those Registration Statements previously filed by the registrant on Form S-3, and constitutes a post effective amendment to the foregoing Registration Statements.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2003

ESSEX CORPORATION

4,000,000 Shares of Common Stock

Our common stock trades on the American Stock Exchange under the symbol “EYW.” On November 3, 2003, the last reported sale price of our common stock was $9.55 per share.

The underwriters have an option to purchase a maximum of 150,000 additional shares from us and a maximum of 450,000 additional shares from the selling shareholders identified in this prospectus to cover over-allotments of shares.

Investing in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

C. E. UNTERBERG, TOWBIN

A.G. EDWARDS & SONS, INC.

The date of this Prospectus is                     , 2003.

communications
& networking

radar analysis

ESSEX

3D imaging

critical IT
infrastructure

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements and related notes appearing in this prospectus. You should carefully consider this entire prospectus, especially the risks described under “Risk Factors.”

Company Overview

Essex provides advanced optoelectronic and signal processing services and products for U.S. Government intelligence and defense customers and communications customers with whom we have established and maintained long-standing and successful relationships. We provide optoelectronic and signal processing services to classified U.S. Government customers under next generation research and development contracts. We support the intelligence community’s mission critical voice and video systems infrastructure and provide systems engineering services to highly classified U.S. Government customers. We build optical communications and networking system elements and components, as well as signal and image processing software products. While we have historically sold our products to the intelligence and defense markets, we believe our existing products and our patent portfolio position us well to benefit from spending on next generation technology that decreases the costs and increases the speed, performance and security of existing communications networks.

We provide advanced optical and optoelectronic, which involves both optical and electronic parts, signal processing services and products within the following four business areas:

•	Communications and Networks. We provide services and products that transmit and encode signals and analyze communications in a variety of formats. These services and products utilize our optoelectronic and signal processing expertise to build highly secure, next generation networks that can provide wavelength provisioning and bandwidth on demand.

•	Radar Analysis. We provide advanced optical processing products, which are high performance radar signal processors, that can be applied to radar signal analysis for advanced ballistic missile defense.

•	3-D Imaging. Our 3-D products feature optoelectronic processing and Synthetic Aperture Radar, or SAR, imagery technology to provide 3-D images. Applications for our 3-D Imaging products include cloud, foliage and ground penetration, change detection, utility monitoring, and mineral exploration.

•	Critical Information Technology Infrastructure. We provide information technology, project management, integration and engineering analysis services which facilitate the modernization of the intelligence community’s mission critical voice and video systems and associated infrastructure.

Our current customers include the National Security Agency, the National Reconnaissance Office, the National Imagery and Mapping Agency, other intelligence agencies, the Defense Advanced Research Project Agency, the U.S. Army, Navy, and Air Force and other defense elements. Many of our advanced processing solutions are used in critical national defense programs, frequently under classified contracts. In these programs we deliver optical and signal processors for next generation radar, imaging and communications systems to our core intelligence and defense customers. Eighty-five of our employees carry Top Secret/Sensitive Compartmented Information clearances, or TS/SCI, which are security clearances at the highest levels.

For the fiscal year ended December 29, 2002, we generated revenues of $4.5 million and for the nine months ended September 28, 2003 we generated revenues of $11.2 million. Our total backlog has increased significantly over this past year from $4.3 million on September 29, 2002 to $52.6 million on September 28, 2003. This backlog figure does not include an approximately $57.0 million, multi-year contract awarded in October 2003 for software and systems engineering. For the year ended December 29, 2002 and the nine months ended September 28, 2003, approximately 94% and 90%, respectively, of our revenues were derived from our customers in the intelligence and defense communities. For the nine months ended September 28, 2003, we received approximately 85% of our intelligence and defense community revenues from sole source contracts, which are contracts for which we do not have to compete for bids.

Industry Overview

We serve the intelligence, defense and communications markets. Currently, most of our revenues are from our intelligence and defense contracts, many of which are classified, but we believe significant opportunities exist to expand our communications sales.

Intelligence and Defense Market

The U.S. Government is one of the largest purchasers of optoelectronic, signal processing and other information technology services and products. The global threat of terrorism, the demands of homeland security, the needs of the intelligence community and renewed focus on modernizing Department of Defense infrastructures have led to increased government spending. We believe that government spending will continue to increase due to a number of trends including:

•	Increasing U.S. Department of Defense Budgets. The total defense budget is projected to grow from $379.0 billion in fiscal year 2003 to $451.4 billion in fiscal year 2007, continuing to reverse the reduction in defense spending in the early 1990’s.

•	Intelligence Spending and the Need for Information Superiority. Achieving information superiority requires technological change, infrastructure modernization and continual upgrades to technology, thought process and systems and software.

•	Increased Focus on Missile Defense. The Missile Defense Agency is developing a layered defense to intercept ballistic missiles that requires several enabling technologies including optoelectronic processors, sensors, radars and communication networks. The Missile Defense Agency’s budget is expected to reach $7.2 billion in fiscal year 2004 and continue to grow to $8.7 billion in fiscal year 2007.

•	Emphasis on Photonics. According to the Director of the Defense Advanced Research Project Agency, or DARPA, photonics, which is the use of light to process and transport information, is one of three core technologies of the U.S. military. Photonics is used in signal processing to analyze high speed communications, radar signals, and complex image data sets.

Communications Market

The communications market for next generation optoelectronic and signal processing services and products is driven by the strong continued demand for bandwidth and the economic pressure on service providers to increase revenues and reduce the cost of their existing network infrastructure. We believe the economics of bandwidth delivery, which demand more bandwidth for less cost, are favorable to our products. Our products allow service providers to simplify their networks and reduce cost while delivering more bandwidth.

•	Expected Increase in Telecommunications Industry Spending and Consistent Growth in Bandwidth Demand. The Telecommunications Industry Association forecasts that U.S. spending on communications equipment will increase by 8% in 2003 and strong demand for bandwidth and new services will lead carriers to upgrade existing networks.

•	Cost Performance of Wavelength Solutions. By transmitting more wavelengths per fiber and using existing networks to distribute bandwidth to customers, service providers can reduce costs and increase revenue.

Competitive Strengths

We possess the following competitive strengths that we believe will allow us to take advantage of the trends in our industry:

•	Optoelectronic and Signal Processing Expertise. We have significant intelligence expertise and a lengthy track record with the intelligence community. As a result, we believe we are well-positioned to take advantage of the heightened awareness and expected increase in spending for intelligence activities.

•	Skilled Employees with High Level Security Clearances. As of October 15, 2003, 91 of our 114 employees have government security clearances, with 85 of these employees holding Top Secret/Sensitive Compartmented Information clearances, or TS/SCI, which are security clearances at the highest levels.

•	Established Sole Source Contract Relationships. Sole source contracts, which are awarded without competitive bidding, based on unique capabilities and urgent and compelling needs, accounted for 85% of our intelligence and defense community revenues for the nine-month period ended September 28, 2003.

•	Experienced Management Team. Our executives have an average of over 20 years of leadership experience in supporting the U.S. Government intelligence and defense communities.

•	Intellectual Property. Our innovative use of optoelectronic and signal processing has produced 11 patents and 10 patents pending, covering our core technologies including hyperfine WDM, optical devices for noise reduction in cellular and wireless communications systems, and 3-D image synthesis.

•	Established Innovative Research and Development Team. We have participated for many years in the Small Business Innovative Research, or SBIR, program and continue to use SBIR contracts to create value for our customers, employees, and shareholders by combining corporate and government research and development funds to create a portfolio of products.

•	Expert Technical and National Programs Advisory Boards. Our advisory board members include a former Army Deputy Chief of Staff of Intelligence, a former Director of the National Security Agency and a former head of the Navy Security Group, as well as key technologists in the optical and communications industries.

Strategy

Our objective is to continue to grow our business as a provider of optoelectronic and signal processing services and products to U. S. Government customers and to leverage our intellectual property and assets in this field to both government and communications customers. Key elements of our strategy include:

•	Leverage Technology to Expand U.S. Government Business. We intend to leverage our high technology services and products to the intelligence and defense communities to expand our participation in high growth areas of the U.S. Government.

•	Build on Research and Development Efforts. We intend to utilize company and customer funded research and development to develop technologies and products that have the potential for sizable and sustained multi-year production runs.

•	Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions that can cost-effectively add new customers, specific federal agency knowledge, or technological expertise to accelerate our access to existing or new markets.

•	Accelerate Business Development Efforts. We intend to accelerate our business development efforts by hiring additional personnel in select government and communications areas.

•	Expand into Communications Markets. We are well positioned and plan to continue our efforts to expand our systems engineering services and optical networking products, in particular hyperfine WDM and Optical Processing Enhanced Receiver Architecture, or OPERA™, to the communications market.

Prior to making a decision about investing in our common stock, you should consider carefully the specific risks contained in the section “Risk Factors” beginning on page 7, together with all of the other information contained in this prospectus.

We were incorporated in the Commonwealth of Virginia in 1969. Unless the context indicates otherwise, as used in this prospectus, the terms “Essex,” “we,” “us” and “our” refer to Essex Corporation, a Virginia corporation, and its subsidiary, Sensys Development Laboratories, Inc., or SDL. The address of our principal executive office is 9150 Guilford Road, Columbia, Maryland 21046 and our general telephone number is  (301) 939-7000. Our web site address is www.essexcorp.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

Recent Development

In October 2003, we were awarded a new defense-related contract for approximately $57.0 million over four years (a three-month base period plus four option years). This is a delivery order contract for software and systems engineering and the delivery of custom systems to national priority programs. This contract enables us to expand our software and systems engineering team, with a high visibility prime contract for the design, integration and delivery of systems critical to the intelligence and defense communities. This contract underscores the value that our recent acquisition of SDL has brought to us as their knowledge and capabilities enabled us to win this contract.

The Offering

Shares of common stock offered by us	4,000,000

Common stock to be outstanding after this offering	12,945,542

Use of Proceeds

We intend to use the net proceeds of this offering to fund all or a portion of the costs of any acquisitions of complementary businesses we determine to pursue in the future. To the extent that we do not use the net proceeds to consummate acquisitions, any remaining net proceeds will be used for working capital and general corporate purposes, including expansion of our business development activities and for research and development.

See “Use of Proceeds” on page 16.

American Stock Exchange Trading Symbol	EYW

The number of shares of common stock to be outstanding after this offering is based upon 8,945,542 shares of common stock outstanding as of September 28, 2003, and 4,000,000 shares of common stock being sold by us in this offering and excludes:

•	2,184,819 shares of common stock issuable upon the exercise of stock options outstanding as of September 28, 2003, under our stock option plans and individual stock option awards, at a weighted average exercise price of $2.74 per share;

•	2,135,000 shares of common stock issuable upon the exercise of warrants outstanding as of September 28, 2003, at a weighted average exercise price of $0.18 per share;

•	192,307 shares of common stock issuable upon conversion of outstanding convertible debt;

•	300,950 shares of common stock reserved for future issuance under our stock option plans and bonus plans; and

•	Up to 150,000 shares of common stock to be sold by us if the underwriters exercise their over-allotment option in full.

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Historical and Pro Forma Financial Information

The following summarizes certain historical, pro forma and as adjusted consolidated financial information. We derived the historical financial information from our audited and unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 29, 2002 and for the nine months ended September 28, 2003 gives effect to our acquisition of SDL on March 1, 2003. The as adjusted balance sheet data as of September 28, 2003 give effect to this offering.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Selected Consolidated Financial Information,” the consolidated financial statements and related notes of Essex and the financial statements of SDL appearing elsewhere in this prospectus.

Consolidated Statement of Operations and Pro Forma Data:

	Actual							Pro Forma (1)
	Fiscal Year Ended					Nine Months Ended (unaudited)		Fiscal Year Ended	Nine Months Ended
	(In thousands, except per share data)
	Dec. 27, 1998	Dec. 26, 1999	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Sept. 29, 2002	Sept. 28, 2003	Dec. 29, 2002	Sept. 28, 2003
Revenues	$4,532	$4,813	$3,255	$2,642	$4,506	$3,094	$11,220	$8,108	$12,485
Operating income (loss)	(4)	101	(1,183)	(3,577)	(2,150)	(1,833)	127	(2,387)	389
Net income (loss)	$(118)	$45	$(1,191)	$(3,569)	$(2,174)	$(1,847)	$66	$(2,411)	$328
Basic income (loss) per common share	$(0.03)	$0.01	$(0.52)	$(0.67)	$(0.29)	$(0.25)	$0.01	$(0.28)	$0.04
Diluted income (loss) per common share	$(0.03)	$0.01	$(0.52)	$(0.67)	$(0.29)	$(0.25)	$0.01	$(0.28)	$0.03

(1)	Gives effect to the acquisition of SDL as if it had occurred immediately before the beginning of the period presented. The pro forma information is not necessarily indicative of our future results of operations or the results which would have occurred had our operations and management and SDL been combined during the period presented. See “Unaudited Pro Forma Selected Consolidated Financial Information.”

Consolidated Balance Sheet Data:

	Fiscal Year Ended					As of September 28, 2003 (unaudited)
	(In thousands)
	Dec. 27, 1998	Dec. 26, 1999	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Actual	As Adjusted (1)
Working capital	$661	$384	$736	$112	$222	$1,241
Total assets	1,785	1,609	1,619	1,553	2,343	7,566
Total debt	540	444	23	191	745	877
Shareholders’ equity	565	610	1,091	645	358	4,516

(1)	The as adjusted consolidated balance sheet data reflect the sale of 4,000,000 shares of common stock in this offering and the receipt of proceeds after deducting underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks that we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to our Business and Financial Results

We currently rely on sales to U.S. Government entities and the loss of certain of our contracts with the U.S. Government could have an adverse impact on our operating results.

We are highly dependent on sales to the U.S. Government. Contracts with the intelligence and defense communities and other departments and agencies of the Department of Defense, accounted for approximately 97%, or $4.4 million of our revenues, and 84%, or $2.2 million of our revenues, for the fiscal years ended December 29, 2002 and December 30, 2001, respectively. For the fiscal year ended December 29, 2002, our contract with the Missile Defense Agency accounted for 46% of our revenues.

For the nine months ended September 28, 2003, revenues derived from U.S. Government programs were $10.1 million, or 90% of our revenues. For the nine months ended September 28, 2003, our top three customers accounted for approximately 60% of our revenues. The loss or significant reduction in government funding of a program for which we are the contractor or in which we participate could reduce our revenue and cash flows and have an adverse effect on our operating results.

Our U.S. Government contracts, upon which we depend, are only partially funded and the U.S. Government has no obligation to fully fund our contracts.

Budget decisions made by the U.S. Government are outside of our control and have significant consequences for our business. The funding of U.S. Government contracts to which we are party is subject to Congressional appropriations. Although multi-year contracts may be planned or authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may be expected to continue for several years. Consequently, contracts often receive only partial funding initially, and additional funds are committed only as Congress makes further appropriations. The termination of funding for one of our U.S. Government contracts would result in a loss of anticipated future revenues attributable to that program which could have an adverse impact on our operations and increase our overall costs of doing business.

Our backlog was approximately $52.6 million as of September 28, 2003, of which approximately $6.4 million was funded. In addition, the award to us in October 2003 of an approximately $57.0 million contract for software and systems engineering will increase our funded backlog by $2.6 million and unfunded backlog by $54.4 million. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring in 2011. The U.S. Government’s ability to select multiple winners under multiple award schedule contracts, government-wide acquisition contracts, blanket purchase agreements and other indefinite delivery, indefinite quantity, or IDIQ, contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that unfunded contract backlog will result in actual orders. The actual receipt of revenues on engagements included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified, or terminated early. Moreover, under IDIQ contracts, the government is not obligated to order more than a minimum quantity of goods or services.

U.S. Government contracts are subject to immediate termination and are heavily regulated and audited.

Our U.S. Government contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the U.S. Government’s convenience. In addition, supplying defense-related services and equipment to U.S. Government agencies subjects our business to risks specific to the defense industry, including the ability of the U.S. Government to unilaterally:

•	suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	terminate our existing contracts;

•	reduce the value of our existing contracts;

•	audit our contract-related costs and fees, including allocated indirect costs; and

•	control and prohibit the export of our products.

Any of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. If the U.S. Government elects to terminate one of our contracts, we are only entitled to payment of compensation for work done and commitments made at the time of termination. If our U.S. Government contracts are terminated for default, we would be obligated to pay the excess costs incurred by the U.S. Government in procuring undelivered items from another source. If any or all of our U.S. Government contracts are terminated under either of these circumstances, we may be unable to procure new contracts to offset the lost revenues. Because a significant portion of our revenues are dependent on our procurement, performance and payment under our U.S. Government contracts, the loss of one or more large contracts would have an adverse impact on our financial condition.

We enter into fixed price contracts that could subject us to losses in the event costs exceed our expectations.

We provide some of our services and products through fixed price contracts. For the nine months ended September 28, 2003, fixed price contracts accounted for 19% of our revenues. Fixed price contracts accounted for 28% and 45% of our revenues for the years ending December 29, 2002 and December 30, 2001, respectively. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Therefore, we fully absorb cost overruns on fixed price contracts.

Cost overruns reduce our profit margin on the contract and may result in a loss. A further risk associated with fixed price contracts is the difficulty of estimating sales and costs that are related to performance in accordance with contract specifications and the possibility of obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce our profit, result in significant losses or cause a loss on the contract.

We have a history of net losses and we may not achieve or sustain profitability.

Although we had net income of $66,000 for the nine months ended September 28, 2003, we incurred a net loss for each of our fiscal years ended December 29, 2002 and December 30, 2001. We also incurred net losses for the fiscal years ended December 31, 2000 and December 27, 1998. In 1999, we reported a small net income. As of September 28, 2003, we had an accumulated deficit of approximately $14.3 million. Our revenues increased from $2.6 million in fiscal 2001 to $4.5 million in fiscal 2002, primarily as a result of higher revenues on new and expanding U.S. Government programs. In the first nine months of fiscal 2003, our revenues were approximately $11.2 million compared to revenues of approximately $3.1 million in the same period in 2002, primarily as a result of expansion of government programs and the inclusion of seven months of results for SDL, which we acquired effective March 1, 2003. From 2000 through the end of 2002, we funded our research and development activities primarily from the sale of equity securities. If we continue to incur significant research and development expenses, we will need to increase revenues to achieve and sustain consistent profitability. If revenues do not meet our expectations, or if our expenses exceed our expectations, we may incur substantial operating losses in the future, in which case the price of our common stock may decline.

If we are unable to manage our growth, our business could be adversely affected.

Achieving our plans for growth will place significant demands on our management, as well as on our administrative, operational and financial resources. For us to successfully manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to successfully manage our growth without compromising the quality of our services and products, our business, prospects, financial condition or operating results could be adversely affected.

A key part of our strategy involves pursuing acquisitions, however, such acquisitions may not achieve all intended benefits.

A key part of our strategy is to selectively pursue acquisitions. We recently acquired SDL, are currently identifying potential acquisition opportunities, and intend to continue to pursue acquisition opportunities in the future. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of or finance the acquisition. We may use all or a substantial portion of the net proceeds to us in this offering on one or more acquisitions. The proceeds we receive from this offering may not be sufficient to fund the full cost of acquisitions that we may determine to pursue. Acquisitions may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. In addition, we may incur significant amortization expenses related to intangible assets. We also may incur significant write-offs of goodwill associated with companies, businesses or technologies that we acquire.

Acquisitions and strategic investments involve numerous other risks, including:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	diversion of management’s attention from our existing business;

•	potential difficulties in completing projects of the acquired company;

•	the potential loss of key employees of the acquired company; and

•	dependence on unfamiliar or relatively small supply partners.

Our success largely depends on our ability to retain key personnel.

Our success has historically depended in large part on our ability to attract and retain highly-skilled technical, managerial and operational personnel, particularly those knowledgeable about the U.S. Government intelligence and defense agencies and skilled in optoelectronics and optical communications equipment. In addition, the relationships and reputation that many members of our senior management team have established and maintain with government personnel contribute to our ability to maintain good customer relationships and to identify new business opportunities. The loss of key personnel may impair our ability to obtain new U.S. Government contracts or adequately perform under our current U.S. Government contracts. We also rely on the skills and expertise of our senior technical development personnel, the loss of any of which could prevent us from completing current development and restrict new development. We do not currently maintain “key man” insurance on any of our executives or key employees.

Our quarterly operating results may vary widely.

Our quarterly revenues and operating results have in the past, and may in the future, fluctuate significantly. A number of factors cause our revenue, cash flow and operating results to vary from quarter to quarter, including:

•	acquisitions of other businesses;

•	commencement, completion or termination of contracts during any particular quarter;

•	variable purchasing patterns under government contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;

•	changes in Presidential administrations and senior U.S. federal government officials that affect the timing of technology procurement; and

•	changes in policy or budgetary measures that adversely affect appropriations for government contracts in general.

Changes in the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We may incur significant operating expenses during the start-up and early stages of contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Presidential approval in a timely manner.

Since we are currently developing our optical and wireless communications products, it is difficult to evaluate our future business and prospects.

We have traditionally derived our revenues from contracts with the U.S. Government. While we intend to enhance and expand our government business, we are continuing our work on developing new optoelectronics communications products, including for our hyperfine WDM fiber optic communications technology and OPERA™ technology. Since we have not begun significant communications sales of these products, our communications revenue and profit potential is unproven and our limited history in the communications field makes it difficult to evaluate our business and prospects. We cannot accurately forecast our communications revenue and we have limited historical financial data upon which to base production budgets. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company developing new communications products for a rapidly changing industry.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win U.S. Government contracts. If we are unable to successfully compete for new business then our revenue growth may decline. Many of our competitors are larger and have greater financial, technical, marketing and public relations resources than we do. Larger competitors include Lockheed Martin Corporation and divisions of large defense contractors such as Boeing Support Services. Our larger competitors may be able to compete more effectively for very large scale government contracts. Our larger competitors may also be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualification, past performance on larger scale contracts, geographic presence, price, and the availability of key professional personnel. Our competitors also have established or may establish relationships among themselves or with third parties, including through mergers and acquisitions, to increase their ability to address customers’ needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge against whom it will be difficult for us to compete.

In addition, competition in the communications market for network communications equipment is intense. This market has historically been dominated by such large companies as Alcatel, Ciena, Cisco Systems, JDS Uniphase, Lucent Technologies, NEC and Nortel Networks. Some of these companies, as well as emerging companies, are currently developing products that may compete in the specialty areas that our technology is designed to address. We may face competition from other large communications companies who may enter our proposed markets. Many of these possible competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and business development resources than we do and may be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies than we can. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter our markets, further intensifying competition.

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our key employees and consultants and control access to and distribution of our software, documentation and other proprietary information. We believe that our patents and patent applications provide us with a competitive advantage. Accordingly, in the event our products and technologies under development gain market acceptance, patent protection would be important to our business. However, obtaining patent and other intellectual property protection may not adequately protect our rights or permit us to gain or keep any competitive advantage. For instance, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our patented products or technology without our permission, eroding or eliminating the competitive advantage we hope to gain though the exclusive rights provided by patent protection. Moreover, our existing patents and patents we have applied for (if granted) may not protect us against competitors that independently develop proprietary technologies that are substantially equivalent or superior to our technologies, or design around our patents. The competitive advantage provided by patenting our technology may erode if we do not upgrade, enhance and improve our technology on an ongoing basis to meet competitive challenges.

In addition, we conduct research and development under contracts with the U.S. Government. In general, our rights to technologies we develop under those contracts are subject to the U.S. Government’s non-exclusive, non-royalty bearing, worldwide license to use those technologies. In the case of SBIR contracts, the U.S. Government has limited rights to the delivered data for five years after project completion, and unlimited rights after five years.

Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. A description of our patents and patent applications is contained in this prospectus under “Business—Intellectual Property.”

There is a risk that some of our patent applications will not be granted.

Although we have received our first hyperfine WDM patent, we have filed several other applications for U.S. patents relating to our hyperfine WDM and OPERA™ technologies, and there is a risk that some or all of the pending applications will not issue as patents. Although we believe our patent applications are valid, the failure of our pending applications to issue as patents would affect the competitive advantage we hope to gain by obtaining patent protection and could have a material adverse effect upon our business and results of operations.

We may become involved in intellectual property disputes, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

We or our customers may be a party to litigation in the future to protect our intellectual property or to respond to allegations that we infringe on others’ intellectual property. We have not performed any patent infringement clearance searches and are not in a position to assess the likelihood that any claims would be asserted. If any parties assert that our products infringe upon their proprietary rights, we would be forced to defend ourselves and possibly our customers against the alleged infringement. If we are unsuccessful in any intellectual property litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time consuming and expensive to resolve and would divert management’s time and attention. In addition, we could be forced to do one or more of the following:

•	stop selling, incorporating or using our products that include the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	re-design those products that use the technology.

If we are forced to take any of these actions, our business could be seriously harmed.

If necessary licenses of third-party technology are not available to us or are very expensive, our financial condition and results of operations would be harmed.

From time to time we may be required to license technology from third parties to sell or develop our products and product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost. If we were required to use technology with lower performance standards or quality, customers may stop buying our products and this would cause our revenues to decline. Similarly, if our costs rise significantly, customers may choose less expensive alternative products, which would cause our revenues to decline.

Risks Related to the Optical Networking Industry

Our ability to expand into the communications optical networking market may be adversely affected by unfavorable and uncertain conditions in the communications industry and the economy in general.

The market for communications equipment, including optical components, has suffered a severe and prolonged downturn. Many of our potential customers have experienced significant financial distress, and some have gone out of business. This has resulted in a significant consolidation in the communications equipment industry, combined with a substantial reduction in overall demand. In addition, most of our potential customers have become more conservative and uncertain about their future purchases, which have made our communications business slow to materialize.

We expect the factors described above to continue to affect our business for an indeterminate period, in several significant ways:

•	capital expenditures by many of our potential customers may be flat or reduced;

•	increased competition resulting from reduced demand will put substantial downward pressures on the pricing of our products, tending to reduce profit margins;

•	increased competition may enable customers to insist on more favorable terms and conditions for sales, including extended payment terms or other financing assistance, as a condition of procuring their business; and

•	the bankruptcies or weakened financial condition of several communications companies may adversely affect the market for our optical networking products.

The result of any one or a combination of these factors could eliminate or reduce our ability to penetrate this market.

Our optoelectronic products are complex, operate in complex environments and have not yet been widely deployed. If our products contain defects that are undiscovered until full deployment we may incur significant unexpected expenses, losses of sales and harm to our reputation.

Optoelectronic products are complex and are designed to be deployed across complex networks. Because of the nature of the products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Customers may discover errors or defects in the hardware or the software, or products we develop may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified in full deployment, we would likely experience:

•	loss of, or delay in, revenue and loss of market share;

•	loss of existing customers;

•	difficulties in attracting new customers or achieving market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

The occurrence of any of these problems could seriously harm our business, financial condition and results of operations. Defects, integration issues or other performance problems could result in financial or other damages to our customers or could negatively affect market acceptance for the products we develop. Our customers could also seek damages for losses from us, which, if they were successful, would seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources.

Risks Related to this Offering

A limited number of shareholders are able to exert significant influence over matters requiring shareholder approval.

A few private investors collectively hold approximately 3.4 million shares, or 38.4%, of our total outstanding shares of common stock and have the right to acquire an additional 2.2 million shares of our common stock through a convertible note and warrants exercisable upon completion of the offering. One of the circumstances that will cause the warrants to become exercisable is our completing an offering of at least $10.0 million in securities and which values us immediately prior to such sale at $50.0 million or more. This offering will satisfy that condition and will result in the warrants becoming exercisable upon closing of this offering. Including these warrant shares and shares subject to the convertible notes, these private investors will hold collectively 5.6 million shares of our common stock as a result of these private placements. Accordingly, these investors could seek to exercise significant control and influence of certain actions requiring the approval of the holders of shares of our common stock. This concentration of ownership may also delay or prevent a change in control of us or reduce the price other investors might be willing to pay for our common stock. In addition, the interests of this limited number of investors may conflict with the interests of other holders of our common stock. See “Related Party Transactions” for a summary of these private investment transactions.

There is currently only a limited public market for our common stock.

Our common stock was included for listing on the American Stock Exchange, or Amex, on June 4, 2003. Prior to being listed on Amex, our common stock was traded on the OTC Bulletin Board. Historically, there has been only a limited public market for our common stock and you may have difficulty selling your shares of our common stock. In addition, in the event our operating results fall below the expectations of public market analysts and investors, the market price of our common stock would likely decline.

The market price of our common stock is subject to significant price fluctuations.

The trading price of our common stock has historically been volatile and will likely continue to fluctuate significantly in the future. This volatility has often been unrelated to our operating performance. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price such investors paid for their shares or at any price at all.

Management will have broad discretion for the use of proceeds from this offering, including the ability to apply the proceeds to uses that do not increase our operating results or market value.

Our net proceeds from this offering will be approximately $         million based on the assumed offering price of $         per share, after deducting underwriters’ discounts and commissions and estimated offering expenses. Our management will retain broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which shareholders object. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. We may use all or a portion of the proceeds to acquire complementary businesses or technologies. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in interest-bearing investment-grade investments or bank deposits. See “Use of Proceeds.”

Purchasers in this offering will incur immediate and substantial dilution.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of our common stock from the public offering price per share. At an assumed public offering price of $         per share, new investors would suffer an immediate dilution of $         per share. In addition, we have options and warrants outstanding to purchase shares of our common stock at exercise prices significantly below the assumed public offering price. To the extent these options or warrants are exercised, new investors will experience further dilution.

Sales of a significant number of shares of our common stock by existing shareholders could cause the market price or our common stock to decline.

If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. After completion of this offering, we will have outstanding approximately 13.0 million shares of common stock, assuming no exercise of outstanding options after September 28, 2003, no exercise of the underwriters’ over- allotment option, no exercise of warrants and no conversion of convertible debt.

We have issued warrants exercisable for approximately 2.1 million shares. Upon exercise these shares may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. All of these shares will become eligible for public resale at various times within two years following the completion of this offering, subject to volume limitations and certain restrictions on sales by affiliates.

We have also registered for resale under the Securities Act approximately 3.3 million shares of our common stock on behalf of certain of our shareholders. Of these shares, 350,000 are subject to the underwriters’ over-

allotment option in this offering and may be sold to the underwriters if the underwriters’ exercise their over-allotment option. In addition, the above described warrants are subject to registration rights upon demand, and we have issued a note convertible into approximately 192,307 shares of our common stock, the holder of which is entitled to “piggy-back” registration rights. Sales of substantial amounts of common stock under Rule 144 or pursuant to the holder’s registration rights, or the perception that such sales may occur, could depress the market price of our common stock.

A total of approximately 7.9 million shares outstanding or subject to options and warrants held by our directors, executive officers, 5% shareholders and the selling shareholders are subject to lock-up agreements generally providing that these shareholders will not sell or otherwise dispose of their shares for a period of 90 days following the date of the final prospectus for this offering without the prior written consent of the underwriters.

FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” and throughout this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from this offering after deducting the underwriting discount and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, our estimated net proceeds will be approximately $         million. We will not receive any proceeds from the sale of shares by the selling shareholders under the over-allotment option.

We intend to use the net proceeds of this offering to fund all or a portion of the costs of any acquisitions of complementary businesses we determine to pursue in the future, although there can be no assurance that we will be able to successfully identify or consummate any such acquisitions. To the extent that we do not use the net proceeds to consummate acquisitions, any remaining net proceeds will be used for working capital and general corporate purposes, including expansion of our business development activities and for research and development.

We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending such decisions, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

MARKET PRICE FOR OUR COMMON STOCK

Our common stock has traded on the American Stock Exchange, or Amex, under the symbol “EYW” since June 4, 2003. Prior to that time, the common stock traded on the OTC Bulletin Board. The following table sets forth the range of high and low intra-day sales prices reported for our common stock on those markets for the periods indicated.

	High	Low
Year Ended December 30, 2001:
First Quarter	$5.25	$2.22
Second Quarter	$4.80	$2.88
Third Quarter	$6.70	$3.30
Fourth Quarter	$7.50	$5.55
Year Ended December 29, 2002:
First Quarter	$8.25	$3.60
Second Quarter	$6.40	$3.15
Third Quarter	$4.25	$2.15
Fourth Quarter	$3.56	$1.50
Year Ending December 28, 2003:
First Quarter	$3.90	$2.55
Second Quarter	$5.85	$2.85
Third Quarter	$6.28	$4.31
Fourth Quarter (through November 3, 2003)	$9.60	$5.60

On November 3, 2003, the last reported sale price for our common stock on the Amex was $9.55 per share. As of September 28, 2003, there were 335 shareholders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our actual capitalization as of September 28, 2003 and as adjusted as of that date to give effect to the issuance and sale of 4,000,000 shares of common stock offered by us hereby at a public offering price of $         per share, and the application of the estimated net proceeds from this offering, assuming that the over allotment option is not exercised. You should read this table in conjunction with “Selected Consolidated Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to our consolidated financial statements included elsewhere in this prospectus.

	As of September 28, 2003
	Actual	As Adjusted
Cash	$871,764	$

Long-term debt:
Convertible note payable due December 31, 2004	$500,000		$500,000
Note payable due December 31, 2004	100,000		—

Total long-term debt	600,000		500,000

Shareholders’ equity:
Common stock, no par value per share; 25,000,000 shares authorized; 8,945,542 shares issued and outstanding; 12,945,542 shares issued and outstanding, as adjusted	16,848,710
Additional paid-in capital	2,000,000
Accumulated deficit	(14,332,648)

Total shareholders’ equity	4,516,062

Total capitalization	$5,116,062	$

The actual number of shares of common stock shown as issued and outstanding in the table above excludes:

•	2,184,819 shares of common stock issuable upon the exercise of stock options outstanding as of September 28, 2003, under our stock option plans and individual stock option awards at a weighted average exercise price of $2.74 per share;

•	2,135,000 shares of common stock issuable upon the exercise of warrants outstanding as of September 28, 2003, at a weighted average exercise price of $0.18 per share;

•	192,307 shares of common stock issuable upon conversion of outstanding convertible debt;

•	300,950 shares of common stock reserved for future issuance under our stock option plans and bonus plans; and

•	Up to 150,000 shares of common stock to be sold by us if the underwriters exercise their over-allotment option in full.

DILUTION

The net tangible book value of our common stock on September 28, 2003 was $1.4 million, or approximately $0.15 per share. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 4,000,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value would have been $         million, or approximately $         per share. This represents an immediate increase in net tangible book value of $         per share to existing shareholders and an immediate dilution in net tangible book value of $         per share to new investors.

Assumed public offering price per share			$
Net tangible book value per share as of September 28, 2003		$0.15
Increase per share attributable to new investors	$
As adjusted net tangible book value per share after the offering
Dilution in net tangible book value per share to new investors			$

Upon completion of this offering, warrants to purchase 2.0 million shares of our common stock at an exercise price of $0.001 will become immediately exercisable. After giving effect to the sale of 4,000,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the exercise of warrants to purchase our common stock at an exercise price of $0.001 per share, our net tangible book value would be $         million, or approximately $         per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth the selected consolidated statement of operations data, consolidated balance sheet data and other data for each of the periods indicated. The selected financial data for fiscal years 1998, 1999, 2000, 2001 and 2002 are derived from our audited financial statements and related notes. The selected financial data as of September 28, 2003 and for the nine months ended September 28, 2003 and September 29, 2002 are derived from our unaudited consolidated financial statements. Such financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 28, 2003 are not necessarily indicative of results that may be expected for the full fiscal year. You should not assume that the results below indicate results that we will achieve in the future. The selected financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Selected Consolidated Financial Information,” the consolidated financial statements and related notes of Essex and the financial statements of SDL appearing elsewhere in this prospectus.

	Fiscal Year Ended					Nine Months Ended (unaudited)
	(In thousands, except per share data)
	Dec. 27, 1998	Dec. 26, 1999	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Sept. 29, 2002	Sept. 28, 2003
Statement of Operations Data:
Revenues	$4,532	$4,813	$3,255	$2,642	$4,506	$3,094	$11,220
Costs of goods sold and services provided	(2,330)	(2,524)	(1,626)	(1,342)	(2,594)	(1,713)	(7,042)
Selling, general and administrative expenses	(1,732)	(1,694)	(2,041)	(2,460)	(2,668)	(1,987)	(3,418)
Research and development	(474)	(495)	(771)	(2,417)	(1,395)	(1,227)	(338)
Amortization of other intangible assets	—	—	—	—	—	—	(295)

Operating income (loss)	(4)	101	(1,183)	(3,577)	(2,150)	(1,833)	127
Interest income (expense), net	(114)	(56)	(8)	8	(23)	(14)	(61)

Income (loss) before income taxes	(118)	45	(1,191)	(3,569)	(2,174)	(1,847)	66
Benefit (provision) for income taxes	—	—	—	—	—	—	—

Net income (loss)	(118)	45	(1,191)	(3,569)	(2,174)	(1,847)	66
Beneficial conversion feature of convertible preferred stock	—	—	(1,250)	(750)	—	—	—

Net income (loss) attributable to common shareholders	$(118)	$45	$(2,441)	$(4,319)	$(2,174)	$(1,847)	$66

Net income (loss) per share — basic	$(0.03)	$0.01	$(0.52)	$(0.67)	$(0.29)	$(0.25)	$0.01
Net income (loss) per share — diluted	$(0.03)	$0.01	$(0.52)	$(0.67)	$(0.29)	$(0.25)	$0.01
Shares used in per share calculations — basic	4,287	4,398	4,717	6,494	7,411	7,329	8,393
Shares used in per share calculations — diluted	4,287	4,398	4,717	6,494	7,411	7,329	9,304

	As of					As of
	(In thousands)					(unaudited)
	Dec. 27, 1998	Dec. 26, 1999	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Sept. 29, 2002	Sept. 28, 2003
Balance Sheet Data:
Working capital (deficit)	$661	$384	$736	$112	$222	$(300)	$1,241
Total assets	1,785	1,609	1,619	1,553	2,343	2,211	7,566
Total debt	540	444	23	191	745	443	877
Shareholders’ equity	565	610	1,091	645	358	390	4,516

UNAUDITED PRO FORMA SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma selected consolidated financial information gives effect to our acquisition of SDL for each of the periods indicated. This information is only a summary and should be read together with our and SDL’s historical financial statements included in this prospectus. The selected financial data for fiscal year 2002 is derived from our and SDL’s audited financial statements and related notes. The selected financial data for the nine months ended September 28, 2003 are derived from our and SDL’s unaudited consolidated financial statements. Such financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 28, 2003 are not necessarily indicative of results that may be expected for the full fiscal year. You should not assume that the results below indicate results that we will achieve in the future. The selected financial data presented below should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Consolidated Statement of Operations and Pro Forma Data:

	Fiscal Year Ended		Nine Months Ended (unaudited)
	(In thousands, except per share data)
	Dec. 29, 2002 Actual	Dec. 29, 2002 Pro forma (1)	Sept. 28, 2003 Actual	Sept. 28, 2003 Pro forma (1)
Revenues	$4,506	$8,108	$11,220	$12,485
Costs of goods sold and services provided	(2,594)	(4,673)	(7,042)	(7,755)
Selling, general and administrative expenses	(2,668)	(3,997)	(3,419)	(4,006)
Research and development	(1,395)	(1,395)	(338)	(338)
Amortization of other intangible assets	—	(430)	(295)	(386)
Interest expense, net	(23)	(24)	(61)	(61)

Income (loss) before income taxes	(2,174)	(2,411)	66	328
Provision for income taxes	—	—	—	—

Net income (loss)	$(2,174)	$(2,411)	$66	$328

Net income (loss) per share — basic	$(0.29)	$(0.28)	$0.01	$0.04
Net income (loss) per share — diluted	$(0.29)	$(0.28)	$0.01	$0.03
Shares used in per share calculations — basic	7,411	8,516	8,393	8,572
Shares used in per share calculations — diluted	7,411	8,516	9,304	9,463

(1)	Gives effect to the acquisition of SDL as if it had occurred immediately before the beginning of the period presented. The pro forma information is not necessarily indicative of our future results of operations or the results which would have occurred had our operations and management and SDL been combined during the period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please see “Risk Factors” beginning on page 7.

Overview

Essex provides advanced optoelectronic and signal processing services and products for U.S. Government intelligence and defense customers and communications customers with whom we have established and maintained long standing and successful relationships. We provide optoelectronic and signal processing services to classified U.S. Government customers under next generation research and development contracts. We support the intelligence community’s mission critical voice and video systems infrastructure and provide systems engineering services to highly classified U.S. Government customers. We build optical communications and networking system elements and components, as well as signal and image processing software products. While we have historically sold our products to the intelligence and defense markets, we believe our existing products and our patent portfolio position us well to benefit from spending on next generation technology that decreases the costs and increases the speed, performance and security of existing communications networks.

Most of our revenues are derived from contracts with the U.S. government, where we are either the prime contractor or a subcontractor, depending on the contract. Contracts with the U.S. Government, primarily the military services and other departments and agencies of the Department of Defense, accounted for approximately 84%, or $2.2 million of our revenues, and 97%, or $4.4 million of our revenues, for the fiscal years ended December 30, 2001 and December 29, 2002, respectively. For the nine months ended September 28, 2003, revenues derived from U.S. Government programs were $10.1 million, or 90% of our revenues. We received 85% of our intelligence and defense community revenues for the first nine months of 2003 from sole source contracts.

Our most significant expense is our cost of goods sold and services provided, which consists primarily of direct labor and associated costs for program personnel and direct expenses incurred to complete contracts, including cost of materials and subcontract efforts. Our ability to accurately predict personnel requirements, salaries and other costs, as well as to manage personnel levels and successfully redeploy personnel, can have a significant impact on our cost of goods sold and services provided. Selling, general and administrative expenses consist primarily of costs associated with our management, finance and administrative groups, personnel training, business development expenses which include bid and proposal efforts, and occupancy, travel and other corporate costs.

In March 2003, we acquired 100% of the common stock of Sensys Development Laboratories, Inc., or SDL. The assigned value of the consideration and related expenses was approximately $4.4 million. SDL provides both system and software engineering technical support to U.S. Government customers and prime contractors supporting government programs. SDL has an established workforce with specialized experience and credentials. For its most recent fiscal year ended September 30, 2002, SDL had revenues of $3.1 million and has been operating at an annualized level of approximately $5.0 million for fiscal 2003.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we re-evaluate our estimates, including those related to revenue recognition, research and development, inventories, intangible assets, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We enter into three types of U.S. Government contracts: cost plus fixed fee, fixed price and time and material. We recognize revenue on cost plus fixed fee contracts to the extent costs are incurred plus a proportionate amount of fee earned. We must determine that the costs incurred are proper and that the ultimate costs incurred will not overrun the expected funding on the contract and still deliver the scope of work proposed. Even though cost plus fixed fee contracts generally do not require that we expend costs in excess of the contract value, such expenditures may be required in order to achieve customer satisfaction and receive additional work. In addition, since the reimbursable costs include both direct and indirect costs, we must determine that the indirect costs are properly accounted and allocated in accordance with government cost accounting requirements. On fixed price contracts, we must determine that the costs incurred provide a proportionate amount of progress on the work and that the ultimate costs incurred will not overrun the funding on the contract and the required hours will be delivered. On fixed price product orders, revenue is not recorded until we determine that the goods have been delivered and accepted by the customer. On time and material contracts, revenue is recognized to the extent of billable rates multiplied by hours delivered, plus other direct costs. This is generally the most straightforward revenue computation. We use historical technical performance experience where applicable to evaluate progress on fixed price and cost plus fixed fee jobs. We use historical government audit experience in the indirect cost area to evaluate the propriety and expected recovery of our indirect costs on cost plus fixed fee contracts.

The following table sets forth the percentage of revenues under each type of contract for the fiscal years ended December 30, 2001 and December 29, 2002 and for the nine months ended September 28, 2003:

	Percentage of Revenues by Contract Type
	Fiscal Year Ended		Nine Months Ended
	Dec. 30, 2001	Dec. 29, 2002	Sept. 28, 2003
Cost plus fixed fee	38.4%	67.5%	30.4%
Time and material	16.4	4.7	50.4
Fixed price	45.2	27.8	19.2

Total	100.0%	100.0%	100.0%

Research and Development

We have expended significant amounts on research and development of new products and technologies. In accordance with generally accepted accounting principles, we expense and do not capitalize and add to inventory our research and development expenses. When product design and prototypes are finalized and product marketability and viability have been established, expenditures for inventory are treated accordingly. There is a judgmental aspect to this decision which could result in over-expensing in some cases or the early capitalization in other cases of such expenditures.

Goodwill and Other Intangible Assets

Business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we will incur. We have adopted

Statement of Financial Accounting Standards, or SFAS, No. 142 which requires that we, on an annual basis, calculate the fair value of the reporting units that contain the goodwill and compare that to the carrying value of the reporting unit to determine if impairment exists. Impairment testing must take place more often if circumstances or events indicate a change in the impairment status. Management judgment is required in calculating the fair value of the reporting units.

Results of Operations

The following table sets forth, for each period indicated, the percentage of items in the statement of operations in relation to revenue.

	Fiscal Year Ended			Nine Months Ended (unaudited)
	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Sept. 29, 2002	Sept. 28, 2003
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of goods sold and services provided	50.0	50.8	57.6	55.4	62.8
Selling, general and administrative expenses	62.7	93.1	59.2	64.2	30.5
Research and development	23.7	91.5	31.0	39.7	3.0
Amortization of other intangible assets	0.0	0.0	0.0	0.0	2.6

Operating income (loss)	(36.3)	(135.4)	(47.7)	(59.2)	1.1
Interest income (expense), net	(0.3)	0.3	(0.5)	(0.5)	(0.5)

Income (loss) before income taxes	(36.6)	(135.1)	(48.2)	(59.7)	0.6
Benefit (provision) for income taxes	0.0	0.0	0.0	0.0	0.0

Net income (loss)	(36.6)	(135.1)	(48.2)	(59.7)	0.6
Beneficial conversion feature of convertible preferred stock	(38.4)	(28.4)	0.0	0.0	0.0

Net income (loss) attributable to common shareholders	(75.0)%	(163.5)%	(48.2)%	(59.7)%	0.6%

Nine Months Ended September 28, 2003 Compared to the Nine Months Ended September 29, 2002

Revenues. Our revenues were $11.2 million and $3.1 million in the first nine months of fiscal 2003 and 2002, respectively. Revenues in the first nine months of fiscal 2003 include $3.1 million for seven months of operations from SDL, which we acquired in March of this year. Excluding SDL, revenues in the first nine months of 2003 were $8.1 million or $5.0 million higher than the first nine months of 2002 due to several factors. A key factor was the increased activity on the U.S. Government Missile Defense Agency program for design of a next generation advanced optoelectronics radar processor, or AOP, demonstration unit. This program generated revenues of $3.0 million in the first nine months of fiscal 2003 compared to revenues of $1.2 million in the comparable period of 2002 as we did not begin this program until May 2002. Our communications services contracts contributed $2.5 million of revenues in the first nine months of fiscal 2003 and no revenue for the same period in fiscal 2002. Additionally, in the first nine months of fiscal 2003 we sold $1.1 million of products and equipment, including the sale of ten hyperfine WDM family devices, consisting of five prototype demultiplexers and five of the new flat-top hyperfine WDM devices for use in building advanced optical code division multiple access systems, for $457,000 to several government and intermediate customers. We had only $15,000 of such sales in the first nine months of fiscal 2002.

Cost of Goods Sold and Services Provided. Our cost of goods sold and services provided increased by $5.3 million to $7.0 million for the first nine months of fiscal 2003 from $1.7 million for the comparable period in fiscal 2002. As a percentage of revenues, cost of goods sold and services provided was approximately 63% for the first nine months of fiscal 2003, compared to approximately 55% for the comparable period in fiscal 2002. In the first nine months of fiscal 2003, due to the SDL acquisition and communications sales referenced previously, there was a significant increase in the direct labor and associated costs for work performed at our customers’

facilities. We receive a lower markup on work performed at customer facilities. Overall, the higher volume during the first nine months of 2003 contributed a larger amount of gross profit, though at a lower gross profit percentage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.4 million to $3.4 million for the first nine months of fiscal 2003 from $2.0 million for the comparable period in fiscal 2002. The increase was partially due to increased business development and higher management costs in the government contracts area, as well as continuing costs in the optoelectronics and communications new device business areas.

Research and Development Expenses. Research and development expenses declined by $889,000 to $338,000 for the first nine months of fiscal 2003 from $1.2 million in the comparable period in fiscal 2002. We incurred the majority of our research and development expenses on efforts related to development of our optical communications technology.

Amortization of Other Intangible Assets. During the first nine months of fiscal 2003, amortization of other intangible assets was $295,000, all of which was related to the SDL acquisition. We expect the remaining balance of $135,000 of other intangible assets to be substantially amortized within approximately six months. We had no amortization cost in the comparable period in fiscal 2002.

Net Interest Expense. Net interest expense was $61,000 and $14,000 in the first nine months of fiscal 2003 and 2002, respectively. The increase in net interest expense reflects an increase in our debt and costs related to our accounts receivable facility.

Net Income (Loss). Net income was $66,000 and net loss was $1.8 million in the first nine months of fiscal 2003 and 2002, respectively. We are in a net operating loss carry forward position for book and tax purposes. We did not recognize any provision for income taxes in the first nine months of 2003 due to our net operating loss carry forwards.

Fiscal Year Ended December 29, 2002 Compared to the Fiscal Year Ended December 30, 2001

Revenues. Our revenues increased to $4.5 million in fiscal 2002 from $2.6 million in fiscal 2001. Our revenue growth was primarily due to an increase of $2.1 million in revenue we derived from the U.S. Government Missile Defense Agency program for design of a next generation AOP demonstration unit, including procurement of necessary materials and equipment. This initial phase commenced May 2002 and was substantially completed by December 2002.

Cost of Goods Sold and Services Provided. Our cost of goods sold and services provided increased by $1.3 million to $2.6 million for fiscal 2002 from $1.3 million for fiscal 2001. As a percentage of revenues, cost of goods sold and services provided was 57.6% in fiscal 2002 compared to 50.8% in fiscal 2001. In fiscal 2001, the major component of cost of goods sold and services provided was direct labor and associated costs. In fiscal 2002, due to our new AOP program, we experienced a significant increase in the direct materials and equipment component of cost of goods sold and services provided. We receive a higher markup on direct labor than direct material and equipment costs.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $208,000 to $2.7 million in fiscal 2002 from $2.5 million in fiscal 2001. Selling, general and administrative expenses increased slightly in fiscal 2002, particularly our marketing expenses related to our new optoelectronics and communications devices. In fiscal 2002, we also incurred higher expenses related to our efforts to raise additional financing.

Research and Development Expenses. Our research and development expenses decreased in fiscal 2002 to $1.4 million from $2.4 million in fiscal 2001. The initial hyperfine WDM development in 2001 required significant expenditure to outside vendors for materials and non-recurring engineering services.

Amortization of Other Intangible Assets. We had no expense associated with the amortization of intangible assets in either of fiscal 2002 or 2001.

Net Interest Income (Expense). We had net interest expense of $24,000 in fiscal 2002 compared to net interest income of $8,000 in fiscal 2001. In fiscal 2001, interest income, primarily from the temporary investment of funds from private placements of our common stock, offset $18,000 in interest expense. In 2002, we had less cash available for temporary investment.

Net Loss. Our net loss was $2.2 million and $3.6 million in fiscal 2002 and 2001, respectively. Our fiscal 2002 net loss declined primarily due to the decline in research and development expenses and increased revenues covering a greater portion of fixed expenses.

Beneficial Conversion Expense. We recognized a $750,000 charge in fiscal 2001 from the beneficial conversion feature of convertible preferred stock. As proceeds were received from the sale of preferred stock in 2001 and 2000, we recognized the pro rata beneficial conversion feature on the convertible preferred stock as a deemed dividend for purposes of computing net loss attributable to common shareholders and per share amounts. The total recorded was $750,000 in 2001 and $1.3 million in 2000. This imputed amount had no effect on our net loss from operations or cash flows. These expenses resulted in a net loss attributable to common stock of $4.3 million and $2.4 million in fiscal 2001 and 2000, respectively.

Fiscal Year Ended December 30, 2001 Compared to Fiscal Year Ended December 31, 2000

Revenues. Our revenues were $2.6 million and $3.3 million for fiscal 2001 and 2000, respectively. The decrease was primarily due to a decline in satellite-communications revenue from $733,000 in fiscal 2000 to $431,000 in fiscal 2001. Revenues from this program decreased as our involvement on the initial satellite system was essentially completed in December 1999. Our revenue from U.S. Government programs for research on the use of our optoelectronics products was approximately $2.2 million in both fiscal 2001 and 2000, respectively.

Cost of Goods Sold and Services Provided. Our cost of goods sold and services provided decreased $284,000 to $1.3 million for fiscal 2001 from $1.6 million for fiscal 2000. As a percentage of revenue, cost of goods sold and services provided for fiscal 2001 was relatively unchanged at 50.8% as compared to 50.0% in fiscal 2000.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $419,000 to $2.5 million in fiscal 2001 from $2.0 million in fiscal 2000. This increase in fiscal 2001 was due to our continued efforts to commercialize our optoelectronic services and products.

Research and Development Expenses. Research and development expenses increased in fiscal 2001 to $2.4 million from $771,000 in fiscal 2000. The majority of the research and development costs were incurred on efforts related to the development of optical communications technology.

Net Interest Income (Expense). We had net interest income of $8,000 in 2001 compared to net interest expense of $8,000 in 2000. Interest income, primarily from the temporary investment of funds from private placements of our common stock, was $26,000 and $39,000 in 2001 and 2000, respectively. In 2001, there were lower average accounts receivable financings under our working capital financing agreement.

Amortization of Other Intangible Assets. There was no expense associated with the amortization of intangible assets in either of fiscal 2001 or 2000.

Net Loss. Net loss was $3.6 million and $1.2 million in fiscal 2001 and 2000, respectively. Our fiscal 2001 net loss increased primarily due to the increases in research and development and selling, general and administrative expenses discussed above.

Backlog

As of September 28, 2003, we had a total contract backlog, funded and unfunded, of approximately $52.6 million as compared with $52.1 million at December 29, 2002. Of these amounts, funded backlog was $6.4 million and unfunded backlog was $46.2 million at September 28, 2003 compared to $600,000 and $51.5 million, respectively, at fiscal year end 2002. Of the unfunded backlog at September 28, 2003, approximately $19.0 million represents the remaining balance of a $25.0 million U.S. Government five year Indefinite Delivery Indefinite Quantity, or IDIQ, contract through 2007 to provide technology to enhance Department of Defense radar programs. Unfunded backlog as of September 28, 2003 also includes the remaining balance of approximately $24.6 million on our $30.0 million, ten-year contract to provide communications systems support to the intelligence community. Backlog at September 28, 2003 does not include the award of an approximately $57.0 million contract for software and systems engineering that we received in October 2003. See  “Business—Services and Products”

Funded backlog generally consists of the sum of all contract amounts of work for which funding has been approved and contracts signed, less the value of work performed under such contracts. Even though such contracts are fully funded by appropriations, they are subject to other risks inherent in government and communications contracts, such as termination for the convenience of the customer.

Net Operating Loss Carry Forward

We are in a net operating loss carry forward position. No provision or benefit from income taxes was recognized in fiscal 2002 or 2001 or for the nine months ended September 28, 2003. We adjusted our valuation reserve accordingly during these periods.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to finance the costs of our operations, to make capital expenditures, and to service our debt. As described under the caption “Use of Proceeds,” we expect our net proceeds of this offering to be approximately $         million. Based upon our current level of operations, we expect that our cash flow from operations and amounts we are able to borrow under our accounts receivable facility, will be adequate to meet our anticipated needs for the foreseeable future. A significant part of our business strategy is to pursue one or more significant strategic acquisitions, and we may use all or a substantial portion of the net proceeds of this offering for such acquisitions and may need to incur debt or sell additional equity to finance such acquisitions.

During the first nine months of fiscal 2003, net cash provided by operating activities was $92,000. Cash provided from net income and non cash depreciation, amortization and other charges of approximately $492,000 was offset by an increase in accounts receivable net of the change in accounts payable and accrued items of $400,000. The increase in accounts receivable during 2003 was due to the increase in sales and does not reflect any change in payment cycle. The net cash used in operating activities of $1.6 million and $3.3 million during fiscal 2002 and 2001, respectively, was a result of the losses we incurred in those periods, primarily due to the expenditures for development of our optoelectronics services and products. Our working capital at September 28, 2003 increased to $1.2 million from $222,000 at fiscal year end 2002. The increase was primarily a result of our acquisition of SDL in early 2003 for predominately common stock, which resulted in a $613,000 increase in working capital after deducting the $309,000 of cash consideration paid. Our working capital at the end of fiscal 2002 and 2001 was comparable.

During the first nine months of fiscal 2003, we used net cash of $453,000 in investing activities. Of this amount, $309,000 represents the cash consideration paid in our acquisition of SDL. We also spent $144,000 in 2003 for property and equipment to support our growing work force. The net cash used in investing activities of $30,000 and $81,000 during fiscal 2002 and 2001, respectively, was for purchases of equipment.

During the first nine months of fiscal 2003, net cash provided by financing activities of $202,000 resulted primarily from the private placement of $100,000 in debt to a private investor and borrowings on accounts receivable. In fiscal 2002 and 2001, the net cash provided by financing activities was $2.1 million and $3.0 million, respectively, and primarily resulted from our completion of private placements of equity or debt securities to private investors. We received $2.0 million and $3.0 million in fiscal 2002 and fiscal 2001, respectively, from these private placements. The funds have been used primarily for the development of the optical communications device technologies.

We currently have a working capital financing agreement with an accounts receivable factoring organization. Under this agreement, the factoring organization may purchase certain of our accounts receivable subject to full recourse against us in the case of nonpayment by our customers. We generally receive 85%-90% of the invoice amount at the time of purchase and the balance when the invoice is paid. We are charged an interest fee and other processing charges, payable at the time each invoice is paid. There were $266,000 of funds advanced as of September 28, 2003 and $169,000 as of December 29, 2002.

Inflation

Because of our substantial activities in professional services and product development, our business is more labor intensive than firms involved primarily in industrial activities. To attract and maintain higher caliber professional staff, we must structure our compensation programs competitively. The wage demand effect of inflation is felt almost immediately in our costs, however, the net effect during the years presented is minimal.

The inflation rate in the United States generally has little impact on our cost-reimbursable type contracts and other short-term contracts. For longer-term, fixed price type contracts, we endeavor to protect our margins by including cost escalation provisions or other specific inflation protective terms in these contracts.

Contractual Obligations and Commitments

Contractual Cash Obligations

The following table shows our contractual cash obligations due in the three months ending December 28, 2003 and in each of fiscal 2004 and 2005. We have no contractual cash obligations due after 2005.

	Three Months Ending December 28, 2003	Fiscal 2004	Fiscal 2005
Operating leases	$103,555	$240,916	$201,613
Capital leases	8,044	5,362	—
Notes payable (1)	—	—	600,000
Interest on notes payable (2)	—	—	122,363

Total	$111,599	$246,278	$923,976

(1)	The notes are payable on demand on or before December 31, 2004 and may be prepaid by us upon certain notice requirements.
(2)	Includes accrued interest at the contract rate through December 31, 2004. In the event the holder converts the $500,000 convertible note into shares of common stock on or before the maturity date, the accrued interest will be waived.

Quantitative and Qualitative Disclosure About Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our working capital financing agreement. These borrowings bear interest at variable rates. Based upon our borrowings under this facility in fiscal 2002, a hypothetical 10% increase in interest rates would have increased interest expense by about $1,000 and would have decreased our annual cash flow by a comparable amount.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”, which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 enables companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure-only provisions of both SFAS No. 123 and SFAS No. 148.

In January 2003, the FASB issued Financial Interpretation No. 46, or FIN 46, “Consolidation Of Variable Interest Entities.” FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Since we are not involved with any variable interest entities, the adoption of FIN 46 did not have a material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments With Characteristics Of Both Liabilities And Equity.” SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our results of operations or financial position.

BUSINESS

Overview

Essex provides advanced optoelectronic and signal processing services and products for U.S. Government intelligence and defense customers and communications customers with whom we have established and maintained long standing and successful relationships. We provide optoelectronic and signal processing services to classified U.S. Government customers under next generation research and development contracts. We support the intelligence community’s mission critical voice and video systems infrastructure and provide systems engineering services to highly classified U.S. Government customers. We build optical communications and networking system elements and components, as well as signal and image processing software products. While we have historically sold our products to the intelligence and defense markets, we believe our existing products and our patent portfolio position us well to benefit from spending on next generation technology that decreases the costs and increases the speed, performance and security of existing communications networks.

We provide advanced optical and optoelectronic, which involves both optical and electronic parts, signal processing services and products within the following four business areas:

•	Communications and Networks

•	Radar Analysis

•	3-D Imaging

•	Critical Information Technology Infrastructure

Our customers include the National Security Agency, or NSA, the National Reconnaissance Office, or NRO, the National Imagery and Mapping Agency, or NIMA, other intelligence agencies, the Defense Advanced Research Project Agency, or DARPA, the U.S. Army, Navy, and Air Force and other defense elements. Many of our advanced processing solutions are used in critical national defense programs, frequently under classified contracts. In these programs we deliver optical and signal processors for next generation radar, imaging and communications systems to our core intelligence and defense customers.

Our business is guided by our experienced team of executive officers and senior managers, who have an average of 20 years of executive level experience in our industry and in managing optoelectronic and signal processing and government information technology businesses. We provide our services and products through our workforce of 114 employees. As of October 15, 2003, 91 of our 114 employees had government security clearances, with 85 of these 91 employees holding Top Secret/Sensitive Compartmented Information clearances, or TS/SCI, which are security clearances at the highest levels.

For the nine months ended September 29, 2002, we generated revenues of $3.1 million and for the nine month period ended September 28, 2003 we generated revenues of $11.2 million. Our total backlog has increased significantly over this past year from $4.3 million on September 29, 2002 to $52.6 million on September 28, 2003. This backlog figure does not include an approximately $57.0 million multi-year contract awarded in October 2003 for software and systems engineering. For the nine months ended September 28, 2003, approximately 94% and 90%, respectively, of our revenues were derived from our customers in the intelligence and defense communities. We received 85% of our intelligence and defense community revenues for the first nine months of 2003 from sole source contracts.

Industry Overview

We provide services and products to the U.S. Government intelligence and defense communities, and to communications market. Currently, most of our revenues are from our contracts with intelligence and defense customers, many of which are classified. We believe we have significant opportunities to expand our communications sales.

Intelligence and Defense Market

The U.S. Government is one of the largest purchasers of optoelectronic, signal processing and other information technology services and products. The global threat of terrorism, the demands of homeland security, the needs of the intelligence community and renewed focus on modernizing Department of Defense infrastructures have led to increased government spending. We believe that government spending will continue to increase due to a number of trends including:

•	Increasing U.S. Department of Defense Budgets. Department of Defense spending for procurement and research and development is projected to continue increasing through 2007. The Department of Defense Budget Request for 2003 projects the total defense budget to grow from $379.0 billion in fiscal year 2003 to $451.4 billion in fiscal year 2007, continuing to reverse the reduction in defense spending in the early 1990’s.

•	Intelligence Spending and the Need for Information Superiority. While the budget for the intelligence community is classified for national security reasons, several factors suggest increased demand for signal processing and refreshed information technology infrastructure throughout the intelligence community. “Joint Vision 2010”, published by the Joint Chiefs of Staff, notes that, “Information superiority is the capability to collect, process, and disseminate an uninterrupted flow of information while exploiting or denying an adversary’s ability to do the same.” The message from the Director of the National Security Agency is that “Our end state is an NSA that — in tomorrow’s technological environment — can create decisive U.S. strategic and tactical advantage by reliably providing otherwise denied information to U.S. decision makers, in a timely manner, in an actionable format while at the same time denying access to U.S. information and information systems by adversaries and competitors.” Achieving information superiority requires technological change, infrastructure modernization and continual upgrades to technology, thought process and systems and software.

•	Increased Focus on Missile Defense. The National Missile Defense Act of 1999 states that it is the policy of the United States to deploy as soon as is technologically possible an effective National Missile Defense system capable of defending the United States against limited ballistic missile attacks. In August 2002, the Bush Administration proposed an evolutionary path for the deployment of missile defenses. The capabilities planned for operational use, starting in 2004 and continuing into 2005, will include ground-based interceptors, sea-based interceptors, additional Patriot units, and sensors based on land, at sea and in space. These capabilities will serve as a starting point for fielding improved and expanded missile defense capabilities later. The Missile Defense Agency is developing a layered defense to intercept ballistic missiles of all ranges in all phases of flight-boost, midcourse and terminal. The hit-to-kill technology, also known as the challenge of “hitting a bullet with a bullet,” requires several enabling technologies, including optoelectronic processors, sensors, radars and communication networks. In order to establish a national missile defense, the Missile Defense Agency was allocated a budget of $6.7 billion in fiscal year 2003, with an expectation that budgeted expenditures would reach $7.2 billion in fiscal year 2004 and continues to grow to $8.7 billion in fiscal year 2007.

•	Emphasis on Photonics. Photonics is the use of light to process and transport information. In a recent address to Congress (March 27, 2003), Dr. Anthony Tether, the Director of DARPA, noted that photonics is one of three core technologies for the U.S. military, “…enabling it to see farther, with greater clarity and better communicate information in a timely manner.” Photonics can be applied to a number of intelligence and defense requirements, including signal processing used to analyze high speed communications, transporting information over fiber optic cable or in free space and analyzing radar signals and complex image data sets.

Communications Market

The market for next generation optoelectronic and signal processing services and products is driven by the strong continued demand for bandwidth and the economic pressure on service providers to increase revenues and to reduce the cost of their existing network infrastructure. Although current spending levels have dropped below the peak levels experienced in 2000, spending on next generation technologies that address these issues continues. Technologies that offer improved cost performance, scalability based on demand and improved distribution of high bandwidth levels to customers are expected to receive strong interest in the market.

•	Expected Increased Communications Industry Spending and Expected Growth in Bandwidth Demand. In June 2003, the Telecommunications Industry Association forecast that U.S. spending on communications equipment will increase by 8% in 2003 and stated, “Sectors that will fare particularly well include enterprise services, wireless services and broadband. Service provider spending will also increase as strong demand for bandwidth and new services means carriers will be forced to upgrade existing networks.” IDC forecasted in a recent report that internet traffic will nearly double each year for the next five years. The survey data forecast that internet traffic will grow from 180,000 terabits per day in 2003, to 5,175,000 terabits per day in 2007.

•	Cost Performance of Wavelength Solutions. Yankee Group, in an April 2003 analysis, concludes that, “wavelengths in their most basic form, as an unprotected transport service, can be 30 to 60 percent cheaper than comparable lit bandwidth services.” For example, the application of wavelength division multiplexing, or WDM, systems in existing optical networks enables service providers to greatly increase capacity of the existing networks in a cost-effective manner. WDM systems separate or combine light of different wavelengths or colors, which increases capacity by enabling simultaneous transmission of data along numerous wavelengths on the same fiber optic cable. By transmitting more wavelengths per fiber and using them to distribute bandwidth to customers, service providers can reduce costs and increase revenue.

Competitive Strengths

We possess the following competitive strengths that we believe will allow us to take advantage of trends in our industry and we believe we are well-positioned to meet our customers’ demands.

•	Optoelectronic and Signal Processing Expertise. We have provided signal intelligence and information security services and products to the intelligence community for over 25 years. Given our expertise and track record with these customers, we believe we are well-positioned to take advantage of the heightened awareness and expected increase in spending for intelligence activities. Led by our Chief Scientist, Terry Turpin, we have a strong photonics team delivering leading edge products in communications and 3-D, image and radar processing.

•	Skilled Employees with High Level Security Clearances. The strict security clearance requirements for companies and the personnel who work on classified programs for the intelligence community and Department of Defense severely limit the number of suppliers that are allowed to work on such programs. In order for a company to work on these programs, it must have a sufficient number of employees who have completed the lengthy process to obtain security clearance. As of October 15, 2003, 91 of our 114 employees had government security clearances, with 85 employees holding Top Secret/Sensitive Compartmented Information clearances, or TS/SCI, which are security clearances at the highest levels.

•	Established Sole Source Contract Relationships. In some cases we do not have to compete for U.S. Government contracts. These sole source contracts are awarded when an agency’s need for the services is of such an unusual and compelling urgency that the U.S. would be seriously injured unless the agency is permitted to limit the number of sources from which it solicits bids or proposals. A contract can also be awarded to a contractor on a sole source basis when the services needed by the agency are available from only one responsible source or only from a limited number of responsible sources and no other type of services will satisfy the needs of the agency. We received 85% of our intelligence and defense communities revenues for the first nine months of 2003 from such contracts. These relationships provide us with the ability to prepare proactively for follow-on program opportunities through upgrades, continuing work and new products.

•	Experienced Management Team. Our executives have an average of more than 20 years of leadership experience in supporting the U.S. intelligence community and the Department of Defense. Our long-term relationships in these communities are the result of successful performance and commitment as directed by our senior executives.

•	Intellectual Property. Through innovative use of optical processing, we have produced a number of technologies including our hyperfine WDM, optical devices for noise reduction in cellular and wireless communications systems through our OPERA™ technology, and 3-D image synthesis technologies. We have a strong patent portfolio that includes 11 issued patents covering our core intellectual property. In 2003 we were awarded a patent for our hyperfine WDM technology and we have 10 additional patent applications in process related to these technologies. With our team of veteran innovators, we are focused and experienced in creating and protecting our intellectual property.

•	Established Innovative Research and Development Team. We have participated for many years in the Small Business Innovation Research, or SBIR, program administered by various agencies within the Department of Defense and we have received a number of Phase I, Phase II and Phase III contracts to advance our core optoelectronic and signal processing technologies. The SBIR program allows us to leverage government investment in research and development to create intellectual property while retaining the ownership and the value of innovations developed under the program, subject to rights retained by the U.S. Government. We continue to use SBIR contracts to create value for our customers, employees, and shareholders by combining corporate and government research and development funds to create a portfolio of products.

•	Expert Technical and National Programs Advisory Boards. Our advisory boards provide us with strategic guidance concerning the application of our optoelectronic and signal processing technology. Key members of our advisory boards include:

•	U.S. Army Lieutenant General Claudia Kennedy (retired). General Kennedy served for 32 years in the Army culminating in her appointment as Deputy Chief of Staff of Intelligence.

•	U.S. Air Force Lieutenant General Kenneth Minihan (retired). General Minihan served 33 years in the Air Force in various capacities including Director of the National Security Agency/Central Security Service.

•	U.S. Navy Admiral Donald McDowell (retired). Admiral McDowell commanded the worldwide 10,000-person Naval Security Group.

•	Dr. Paul Green. Dr. Green is a co-inventor and co-developer of key communications technologies in use in optical and cellular communications.

•	Sam Greenholtz. Mr. Greenholtz is a retired senior optical networking architecture engineer for Verizon where he was responsible for technical evaluation of optical networking products. Mr. Greenholtz is currently a senior communications consultant and founder of Telecom Pragmatics, LLC, an advisory company to communication and financial services businesses.

•	Joe Houston. Mr. Houston is the former President of the International Society of Optical Engineering and has 39 years of engineering expertise and technical management experience.

Strategy

Our objective is to continue to grow our business as a provider of optoelectronic and signal processing services and products to U.S. Government customers and to leverage our intellectual property and assets in this field to government as well as communications customers. Key elements of our strategy include:

•	Leverage Technology to Expand U.S. Government Business. We intend to leverage our high technology services and products to the intelligence and defense communities to expand our participation in high growth areas of the U.S. Government.

•	Build on Research and Development Efforts. We believe that a key to our continued success is our ongoing research and development efforts in the areas of optoelectronics and signal processing. We intend to continue robust research and development efforts in these areas in conjunction with our ongoing U.S. Government relationships and our work on hyperfine WDM and Optical Processing Enhanced Receiver Architecture, or OPERA™. We intend to utilize company and customer funded research and development to develop technologies and products that have the potential for sizable and sustained market penetration.

•	Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions that can cost effectively add new customers, specific federal agency knowledge, or technological expertise to accelerate our access to existing or new markets.

•	Accelerate Business Development Efforts. We intend to accelerate our business development efforts by hiring additional personnel in select government and communications areas, and leveraging the relationships that members of our management and technical teams and our advisory boards have with government and industry agencies.

•	Expand into Communications Markets. We intend to expand sales of systems engineering services and our hyperfine WDM and OPERA™ products and technologies into the communications market. We believe we are well positioned to capitalize on communications spending for low cost products that increase the bandwidth and security of existing networks.

Services and Products

We provide advanced optoelectronic and signal processing services and products within the following four business areas:

Communications and Networks

Signal processing and systems engineering. We provide software and systems engineering services to the intelligence community. We significantly expanded our systems engineering capabilities by acquiring Sensys Development Laboratories, Inc., or SDL, in March 2003. SDL’s skill and experience are highly complementary to our core competencies in image and signal processing technology. In October 2003, we were awarded a defense related contract for approximately $57.0 million over four years (a four-month base period plus three option years) for software and systems engineering and delivery of custom systems to national priority programs. The knowledge and capability of the SDL team enabled us to win this large contract.

Networking hardware. We believe that our hyperfine WDM technology provides solutions to carriers who are seeking to upgrade their existing networks that are characterized by rigid bandwidth provisioning, significant service delays, truck rolls for required upgrades and high life cycle costs to networks that can provision by wavelength and provide tunable bandwidth, upgrades through installation of network cards and bandwidth on demand “pay as you go” infrastructures. The core characteristics of our hyperfine WDM technology include simple and small packaging, high channel density, low insertion loss, superior filter shape, low sensitivity to temperature changes, and the fact that it is a passive optical (does not require power to operate) technology. Hyperfine WDM enabled networks will have the benefits of being simpler, with fewer components, less optical loss, and higher bandwidth carrying capacity than networks without hyperfine products.

We have sold 10 hyperfine WDM devices including both prototype units for laboratory test networks and early production (alpha) units, based on advanced designs of the product. In addition, a number of large communications equipment companies, including Telcordia Corporation and Agilent have agreed to field trial our hyperfine WDM prototype and/or work with us on this technology. We are developing products for the remaining family of hyperfine WDM devices including: laser locker/monitor, optical spectrum analyzer, optical add/drop multiplexer, optical privacy encoder and optical code division multiple access, or OCDMA, systems.

In July 2003, we were awarded a contract by a key government agency to apply hyperfine WDM to achieve privacy in an all optical network and a contract to create a technology roadmap for optical components. We are exploring with DARPA applying our communications technology to improve processor performance in next generation supercomputer performance.

In November 2001, we entered into a manufacturing relationship with Harris Corporation that established Harris as the primary manufacturer of the hyperfine WDM product line. Harris has a well-deserved reputation as a reliable manufacturer of optical networking products.

OPERATM is a technology that reduces the noise and improves communications performance in wireless and cellular networks. OPERATM is based on optical processor technology that we have been designing and deploying in defense applications for more than ten years. In general for these networks, other similar signals that interfere with reception are the most important factors that limit the distance, capacity (number of users) and speed of operation on the system. OPERATM allows the system to recognize these interfering signals and cancel their interference thereby significantly improving the performance of the system. The first OPERATM prototypes are planned for 2005.

Radar Analysis

We design, develop, manufacture and support advanced optical processing products. Advanced optical processors, or AOPs, are high performance radar signal processors that can be applied to radar signal analysis to provide advanced ballistic missile defense in a cost-effective, low size, low weight and low power package. In missile defense, the missile target must be identified, along with other items that make it harder to identify the missile so that the missile target can be isolated and “killed.” In addition to radar analysis, our customers use our AOPs for cellular phone signal analysis, wideband electronic intelligence analysis, and encryption system exploitation.

In May 2002, we were awarded a five-year $25.0 million indefinite delivery, indefinite quantity, or IDIQ, contract from the Naval Air Warfare Center to use our signal processing technology to enhance Department of Defense radar programs. Working for the Missile Defense Agency under this contract, we are designing and fabricating a prototype AOP. We will test the device at the Massachusetts Institute of Technology’s Lincoln Laboratory facility and plan for a field demonstration. The laboratory and field tests are among the final steps prior to production of the AOP for Department of Defense applications.

3-D Imaging

We design, develop, manufacture and support products that feature optoelectronic processing and Synthetic Aperture Radar, or SAR, imagery technology to provide 3-D images. The work in this area revolves around our Virtual Lens Imaging technology. The Virtual Lens Imaging system, or VLI, is a patented high-resolution imaging system that leverages our experience in synthetic aperture imagery and optoelectronic system development. Our VLI technology incorporates an optoelectronic processor and has the ability to calculate images in real time. We developed our original optical computer the ImSynTM computer, or image synthesis computer, in 1995. ImSynTM computers are still used to process image data today.

These technologies are primarily used for military imaging that penetrates clouds, foliage and the ground, change detection, facility inspection, and can be used in other applications, such as utility monitoring, mineral exploration and other special purpose inspections. We have received approximately $5.0 million in SBIR contracts and continue to further this technology. We believe we are in position to apply this technology to major government programs for customers that are increasingly focusing on military imaging.

Critical Information Technology Infrastructure Services

We provide information technology services that facilitate the modernization, project management, integration and engineering analysis of the intelligence community’s mission critical voice and video systems and associated infrastructure. In early 2003, we received a telecommunication services contract with a total multiyear contract value of over $30.0 million. We believe our technology infrastructure group has the potential for significant growth as the intelligence and defense communities focus on upgrading their communications infrastructure.

Customers

Our intelligence and defense customers typically exercise independent contracting authority. We serve our customers in either a prime contractor or sub-contractor capacity.

Our intelligence customers include most of the 13 federal agencies that comprise the intelligence community listed below. Most of our intelligence customers require that they not be specifically disclosed.

Central Intelligence Agency	Defense Intelligence Agency
National Security Agency	Army Intelligence
Navy Intelligence	Air Force Intelligence
Marine Corps Intelligence	Department of State
Department of Energy	Department of Treasury
Federal Bureau of Investigation	National Reconnaissance Office
National Imagery and Mapping Agency

Long-term relationships between intelligence customers and related contractors develop because of the high level of security clearances required to work on projects and unique technical requirement of intelligence customers. For example, we have been working closely with the NSA for 20 years during which we have completed numerous projects and have several currently ongoing.

We provide services and products to other customers within the U.S. defense community including DARPA and the Missile Defense Agency.

The potential communications market for hyperfine WDM products includes a wide range of customers  such as communications service providers, supercomputer vendors and optical networking vendors. In the communications market, we are positioning ourselves as a provider of hyperfine WDM optical components and subsystems to system vendors. This positioning will allow hyperfine WDM to be integrated into overall system architectures being sold to the communications service providers, and will leverage rather than attempt to compete with the established relationships between communications service providers and their system vendor of choice.

Employees

As of October 15, 2003, we have 114 employees. Our technical team has grown to over 96 with the formation of the Communications Services Division in late 2002 and the acquisition of SDL in March of 2003. Of our 114 employees, 91 have government security clearances, with 85 employees holding Top Secret/Sensitive Compartmented Information clearances, or TS/SCI, which are security clearances at the highest levels. We believe we are successful in recruiting and retaining our employees by offering a competitive salary, benefits, growth prospects and the opportunity to perform mission critical services in a classified environment.

Intellectual Property

We have 11 issued patents and 10 patents pending covering the core intellectual property for our products. Our patent portfolio is divided into four technology groups: hyperfine WDM, OPERATM, ImSynTM and Virtual Lens Imaging.

Hyperfine WDM

We filed the first hyperfine WDM patent applications in the U.S. and other countries on October 13, 2000. These patents cover the use of the device as a receiver and demultiplexer for wavelength division multiplexing fiber optic networks. On January 22, 2002, we filed U.S. and international patents for use of hyperfine WDM technology as an add drop multiplexer and as an optical-code division multiple access, or OCDMA, system. On March 19, 2002, we filed U.S. and international patents for hyperfine WDM as a wavelength locker. In July 2002, we filed U.S. and international patents for several other hyperfine WDM optical signal processing architectures. On November 19, 2002, we filed a provisional U.S. patent application for hyperfine WDM as a private and secure fiber optic transmission system. Our first hyperfine WDM U.S. patent was issued in August 2003 (U.S. Patent No. 6,608,721), “Optical Tapped Delay Line” includes 46 claims and expires June 20, 2020.

OPERATM

We filed a patent application for our OPERATM technology in the U.S. and in certain other countries on January 19, 2001(U.S. Patent Pending No. 09/766,151). OPERATM is an optoelectronic system for wireless communications that eliminates interfering signals using optical correlation combined with multi-user detection algorithms.

ImSynTM

We hold four U.S. patents on our ImSynTM technology. Three of these patents cover the optoelectronic architecture and applications including accelerating image reconstructions for SAR and Magnetic Resonance Imaging, or MRI. The fourth patent covers the sensing and reconstruction techniques of the Virtual Lens MicroscopeTM, or VLM, technology which is part of our VLI technology family. The VLM can be applied to semiconductor inspection, ground penetrating radar, biomedical imaging, and non-destructive testing.

The first issued ImSynTM patent (U.S. Patent No. 5,079,555), “Sequential Image Synthesizer,” includes 20 claims and expires January 7, 2009. The corresponding Canadian patent (No. 2,058,209), expires November 25, 2011. The corresponding European patent for a subset of the claims (No. 0543064) is in force in the United Kingdom and Germany, and will expire on November 21, 2011. Our patent in Japan (Patent No. 3113338) for the same claims as the U.S. patent will expire on October 29, 2011.

The second issued ImSynTM patent (U.S. Patent No. 5,384,573), “Image Synthesis Using Time Sequential Holography,” includes 157 claims and expires on January 24, 2012. A notification of allowance for a similar patent has been issued in Canada. In France, the United Kingdom, Germany and Italy, Patent EP0617797B1 has been awarded for a subset of the claims in the U.S. patent and this patent expires December 17, 2012.

The third ImSynTM U.S. Patent No. 5,736,958, “Image Synthesis Using Time Sequential Holography,” with 8 claims expires April 7, 2015. The fourth issued ImSyn™ patent (U.S. Patent No. 5,751,243), “Image Synthesis Using Time Sequential Holography” with 21 claims expires May 11, 2015.

Virtual Lens Imaging

The ImSynTM U.S. Patent No. 5,751,243 discloses the Virtual Lens Microscope, a 2-D and 3-D sensing and reconstruction technique called the Synthetic Aperture Microscope. On December 11, 2001, full U.S. and international utility patent applications entitled “Efficient Fourier Transform Algorithm For Non-Uniform Data” were filed.

Competition

Historically, we have sold our services and products to the intelligence and defense communities. The level of security clearances required for this work limits the range of competitors against whom we compete for both services and products. In addition, the number of competitors is limited even further by the level of technical expertise required for both product and service deliveries to our government customers. We compete either as prime contractor or as a subcontractor, depending on the requirement and scope of the project. Our larger competitors for U.S. Government business include Lockheed Martin Corporation and divisions of large defense contractors such as Boeing Support Services.

Competition in the communications market for network communications equipment is intense and has historically been dominated by such large companies as Alcatel, Ciena, Cisco Systems, JDS Uniphase, Lucent Technologies, NEC and Nortel Networks.

In the communications market, we are still positioning our optical products and technology. Our communications products will be sold as part of an integrated solution. We intend to sell our products through well established channels within the communications industry in order to successfully introduce our technology and products into the market. Our products are based on patented technology, available only through us, which we believe have significant performance advantages over alternative products in the same market space, including simple and small packaging, high channel density, low insertion loss, superior filter shape, low sensitivity to temperature changes, and the fact that it is a passive optical (does not require power to operate) technology.

Backlog

As of September 28, 2003, we had a total backlog, funded and unfunded, of approximately $52.6 million as compared with $52.1 million at December 29, 2002. Of these amounts, backlog was $6.4 million funded and $46.2 million unfunded at September 28, 2003 as compared to $600,000 funded and $51.5 million unfunded at fiscal year end 2002. Of the unfunded backlog as of September 28, 2003, there is approximately $19.0 million which is the remaining balance of a $25.0 million U.S. Government five year IDIQ contract through 2007 to provide technology to enhance Department of Defense radar programs. Unfunded backlog as of September 28, 2003 also includes the remaining balance of approximately $24.6 million on our $30.0 million ten year contract to provide communications systems support to the intelligence community. Backlog at September 28, 2003 does not includes the award of an approximately $57.0 million contract for software and systems engineering that we received in October 2003. Funded backlog generally consists of the sum of all contract amounts of work for which funding has been approved and contracts signed, less the value of work performed under such contracts.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Properties

We lease approximately 18,000 square feet of space in our corporate headquarters and offices at 9150 Guilford Road, Columbia, Maryland. This lease expires October 2005. In connection with our acquisition of SDL, we acquired approximately 7,421 square feet of lease space at 135 National Business Parkway, Annapolis Junction, Maryland that expires December 31, 2003. We are in the process of negotiating an extension to the term of this lease. We believe that our present facilities are adequate for our current business needs.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their respective ages and positions, are set forth below.

Name	Age	Position
Leonard E. Moodispaw	60	President; Chief Executive Officer and Director
Terry M. Turpin	60	Sr. Vice President; Chief Scientist and Director
Joseph R. Kurry, Jr.	53	Sr. Vice President; Treasurer and Chief Financial Officer
Matthew S. Bechta	50	Vice President
Rudolf Liskovec	51	Vice President
Edwin M. Jaehne	51	Chief Strategy Officer
Caroline S. Pisano	36	Vice President, Finance and General Counsel
Craig H. Price	54	Vice President
Kimberly J. DeChello	43	Chief Administrative Officer and Secretary
H. Jeffrey Leonard	49	Chairman; Director
Frank E. Manning	84	Chairman Emeritus; Director
John G. Hannon	66	Director
Robert W. Hicks	66	Director
Ray M. Keeler	72	Director
Marie S. Minton	42	Director
Arthur L. Money	63	Director

Leonard E. Moodispaw, President, Chief Executive Officer and Director of Essex, rejoined Essex in 1998. He held the office of Chief Operating Officer until September 2000 when he was elected Chief Executive Officer. Mr. Moodispaw was an employee and consultant with Essex during 1988 to 1993. From 1988 to 1993, he was President of the former Essex subsidiary, System Engineering and Development Corporation, or SEDC, and later served as Essex Chief Administrative Officer and General Counsel. From April 1994 to April 1998, Mr. Moodispaw was President of ManTech Advanced Systems International, Inc., a subsidiary of ManTech International Corporation. From 1965 to 1978, Mr. Moodispaw was a senior manager in the National Security Agency, or NSA. After leaving the NSA he was engaged in the private practice of law. He is the Founder of the Security Affairs Support Association that brings government and industry together to solve problems of mutual interest. He also serves as a member of the board of directors of Griffin Services, Inc., a subsidiary of Vosper-Thornycroft, a UK company. He received a Bachelor of Science degree in Business Administration from the American University in Washington, D.C. in 1965, a Master of Science degree in Business Administration from George Washington University in Washington D.C. in 1969 and Juris Doctor in Law from the University of Baltimore, Maryland in 1977. He enjoys chocolate and Key West, Florida; is growing older but not up.

Terry M. Turpin was elected a Director of Essex in January 1997 and became our Senior Vice President and Chief Scientist for Essex, positions he has held since 1996. He joined Essex through merger with SEDC where he was Vice President and Chief Scientist from September 1984 through June 1989. Currently Mr. Turpin is the Chairman of the Industrial Advisory Board for the Optoelectronic Computing Center at the University of Colorado. From December 1983 to September 1984 he was an independent consultant. From 1963 through December 1983, Mr. Turpin was employed by the NSA. He was Chief of the Advanced Processing Technologies Division for ten years. He holds patents for optical computers and adaptive optical components. Mr. Turpin represented NSA on the Tri-Service Optical Processing Committee organized by the Under Secretary of Defense for Research and Engineering. He received a Bachelor of Science degree in Electrical Engineering from the University of Akron in 1966 and a Master of Science degree in Electrical Engineering from Catholic University in Washington, D.C. in 1970.

Joseph R. Kurry, Jr. joined Essex Corporation in March 1985. He is Treasurer and Chief Financial Officer, positions he has held since 1985, and a Senior Vice President. Mr. Kurry was controller of ManTech

International Corporation from December 1979 to March 1985. Mr. Kurry graduated in 1972 from Georgetown University, in Washington, D.C. and is a Certified Public Accountant. Mr. Kurry and his wife spend time with their college-age daughters and teenage son in supporting various sports and school programs for Lehigh University in Pennsylvania and Gonzaga College High School in Washington, D.C. The family prefers summer vacations at the shore in Sea Girt, New Jersey.

Matthew S. Bechta was elected Vice President in October 1993. As Director of the Processing Systems Group, Mr. Bechta is responsible for the development and delivery of signal processing solutions to government, industry and commercial customers. Mr. Bechta joined Essex in 1989 with the merger of Essex and SEDC. As one of the founders of SEDC, he served in various technical and management capacities since incorporation in 1980. From 1975-1980, Mr. Bechta was employed by NSA as a systems engineer. Mr. Bechta holds a Master of Science degree in Computer Science from the Johns Hopkins University and a Bachelor of Science degree in Electrical Engineering from Spring Garden College, Pennsylvania.

Rudolf (Rudy) Liskovec joined Essex in 2002 as Vice President of Essex’s Government Services, Mr. Liskovec provides leadership to Essex technology professionals that support enterprise-wide, life-cycle engineering and technical services, application development, systems integration and business process reengineering to systems of national importance. Mr. Liskovec has 25 years of international management and engineering experience where he has developed a track record of excellence in organizational development, operational and engineering management, business development, and systems engineering. From 2001 to 2002, Mr. Liskovec was a director for the communications and networks group of General Dynamics and from 1993 to 2001 he was an Executive Vice President for ManTech International. He holds a Master of Science degree (honors) in Computer Information Systems from Boston University, a Bachelor of Science degree (Cum Laude) in Computer Science from the University of Maryland and a Bachelor of Science degree (Summa Cum Laude) in Business Management from the University of Maryland.

Edwin M. Jaehne joined Essex Corporation as Vice President and Chief Strategy Officer in 2003. He is a veteran entrepreneur with over 20 years of international experience as an executive of information technology companies. He is experienced in creating rapid growth companies as well as in the strategic acquisition and merger of companies to form strong solutions focused companies in both the communications and government markets. As Chief Strategy Officer, Mr. Jaehne is focused on the strategic growth of Essex, expanding on existing technology and capabilities, and creating product and service lines for both the commercial and government markets. From 1996 until 2003 he served as either President or Chief Operating Officer of several information technology companies, where he led several successful mergers and acquisitions. He started his first company, Jaehne Associates, LTD (an information security consultancy), in 1983, which he sold in 1988 to ManTech International, Inc. From 1988 until 1996, he served as President of ManTech Strategic Associates, Ltd. Mr. Jaehne has a diverse educational background. In 1975 he earned two Bachelor of Arts degrees (Physics and Russian) from the University of Utah. Mr. Jaehne continued at the University of Utah to earn a Master of Arts degree in Physics (1976). In 1977, he earned a Master of Arts in the History and Philosophy of Science at the University of Toronto, Toronto, Canada.

Caroline S. Pisano was a Director of Essex from September 2000 through January 2003 and now serves as General Counsel and Vice President of Finance. From April 2000 through December 2002 Ms. Pisano was a member of Networking Ventures, LLC. From August 1996 to March 2000, Ms. Pisano served as General Counsel and Chief Financial Officer of Pulse Engineering, Inc., an information security and signal processing company which was sold in March 2000. From August 1992 to July 1996 Ms. Pisano served as a senior transactional attorney with the law firm of Wechsler, Selzer, and Gurvitch, Chartered. From June 1988 to August 1990, Ms. Pisano, a certified public accountant, practiced public accounting and specialized in high tech and biotech companies. Ms. Pisano received her Juris Doctor from the Washington College of Law at the American University in Washington, D.C. Ms. Pisano graduated Magna Cum Laude with a Bachelor of Science degree in Accounting from the University of Maryland. Ms. Pisano is the sister-in-law of H. Jeffrey Leonard. Although Ms. Pisano is an attorney and an accountant she likes to follow Jimmy Buffett’s advice and “say what you mean, mean what you say.” Ms. Pisano has four children and enjoys volunteering at her children’s public school.

Craig H. Price was elected Vice President in October 1993. Dr. Price, Director of Optical Solutions, is responsible for the development of products utilizing Essex patented optical technologies. Dr. Price joined Essex in 1989 as a result of the merger of Essex and SEDC. Dr. Price had joined SEDC in 1985, with varied assignments in engineering, analysis and advanced technologies. Previously, he served in numerous technical and project positions in the U.S. Air Force during the period 1974 through 1985, where he was awarded the Distinguished Service Medal. Dr. Price holds a Bachelor of Science degree in Electrical Engineering from Kansas State University, a Master of Science degree in Electrical Engineering from Purdue University and a Doctor of Philosophy degree in Electrical Engineering from Stanford University. He is an avid tennis player and enjoys vacations with his wife and daughter to warm climates in winter months.

Kimberly J. DeChello joined Essex in May 1987 and has served in various administrative and management capacities. She was appointed Chief Administrative Officer in November 1997 and Corporate Secretary in January 1998. Ms. DeChello is responsible for administration, human resources, investor relations and industrial insurance. Ms. DeChello received a Master of Science degree in Human Resources Management in 2000 from the University of Maryland. Ms. DeChello also holds an Associate of Arts degree in Accounting and a Bachelor of Science degree in Criminal Justice/Criminology from the University of Maryland. She participates in the Smithsonian’s Neighborhood Nest Watch Program where she assists in catching, banding and data collection of birds in her backyard.

Frank E. Manning, Chairman Emeritus, is the founder of Essex. Mr. Manning has served as a Director of Essex since its organization in 1969. Mr. Manning has been a special advisor to the CEO for the past six years. Mr. Manning received a Bachelor of Science degree in Economics from Franklin and Marshall College in 1942, and a Masters of Letters degree in Industrial Relations from the University of Pittsburgh in 1946.

H. Jeffrey Leonard, was elected a Director of Essex in September 2000 and Chairman of the Board in December 2000. Dr. Leonard is the President and founding shareholder of Global Environment Fund, or GEF. Dr. Leonard has served as Chairman of the Investment Committee for GEF’s five investment funds. He has extensive experience in international private equity and project finance investments, and advanced technology investments in the energy, environmental, applications software, intelligent systems engineering, biological and medical fields. Dr. Leonard also serves as a member of the board of directors of the National Cooperative Bank, Measuring and Monitoring Inc., Aurora Flight Sciences Corp., Athena Technologies, Sorbent Technologies, International Pepsi-Cola Bottlers Limited and Global Forest Products Company Limited. He has served as an advisor to the U.S. Office of Technology Assessment and is a member of the board of directors of the National Council for Science and the Environment. Dr. Leonard received a Bachelor of Arts degree in 1976 from Harvard College, a Master of Science degree from the London School of Economics in 1978 and a Doctor of Philosophy degree from Princeton University in 1984. He is the brother-in-law of Caroline S. Pisano. Dr. Leonard is the Chairman of the Board of Beacon House, a not-for-profit community development and education organization assisting children and their families in Northeast Washington D.C. In 2002, he broke his over-40 personal record in the Baltimore Marathon with a time of 3 hours and 40 minutes.

John G. Hannon was elected a Director of Essex in September 2000. He is a partner in Networking Ventures, L.L.C., a privately held company dedicated to investing in and guiding technology companies in the expanding optical and information security sector. From 1979 to March 2000, Mr. Hannon served as the Chief Executive Officer of Pulse Engineering, Inc. an information security and signals processing company which was sold in March 2000. Mr. Hannon started his business career in 1963 after serving in the United States Marine Corps. Since that time, he has been involved in numerous entrepreneurial ventures. He is a Director of the Armed Forces Communications and Electronics Association.

Robert W. Hicks was elected a Director of Essex in August 1988. He has been an independent consultant since 1986. During this period he was engaged for three and one-half years by the State of Maryland Deposit Insurance Fund Corporation as Receiver of several savings and loan associations, first as an Agent and then as a Special Representative (both court-approved positions). He was a principal officer and shareholder in Asset

Management & Recovery, Inc., a consulting firm which primarily provided services, directly and as a subcontractor, to the Resolution Trust Corporation and law firms engaged by the Resolution Trust Corporation. Mr. Hicks is also a Director and the Corporate Secretary of the Kirby Lithographic Company, Inc. In 1998 he formed Hicks Little Company, LLC for the purpose of conducting consulting activity.

Ray M. Keeler was elected a Director of Essex in July 1989. Since 1986, he has been an independent consultant to both industry and government organizations in areas related to national and tactical intelligence programs. Mr. Keeler served on the board of directors of SEDC from December 1987 through April 1989. From 1988 to November 1995, he was President of CRYTEC, Inc., a service company providing management, business development and technical support to companies involved in classified crypto logic projects. Since December 1995, he has been a consultant to companies involved in national technical intelligence programs. From 1982 to 1986, Mr. Keeler was Director of Program and Budget for the NSA. He received a Bachelor of Arts degree from the University of Wisconsin-Madison in 1957.

Marie S. Minton was elected a Director of Essex in December 2000. In late 2003, Ms. Minton founded Transition Finance Strategies, L.L.C., a holding company that owns small businesses in the financial reporting and professional services areas. From 1994 to June, 2003, Ms. Minton was a Managing Director and the Chief Financial Officer of Global Environment Fund, an international private equity investment management firm. Before joining GEF, Ms. Minton was the Vice President of Finance for Clean Air Capital Markets Corporation, a boutique investment banking firm. Prior to that, Ms. Minton was an Audit Manager in the Entrepreneurial Services Division of Ernst & Young from 1986 through 1993. Ms. Minton graduated from the University of Virginia in 1986 with a Bachelor of Science degree in Commerce. She is a member of the Virginia Society and American Institute of Certified Public Accountants, the Washington Society of Investment Analysts, or WSIA, and the Association for Investment Management and Research. She serves as an officer and Board member of the WSIA and is a faculty member for the WSIA’s CFA Education Program. Ms. Minton is a Certified Public Accountant and a Chartered Financial Analyst. She teaches accounting for the WSIA CFA education program, volunteers as a Girl Scout leader and enjoys riding her horse, Abner, in her free time.

Arthur L. Money was elected a Director of Essex in January 2003. Mr. Money served as the Assistant Secretary of Defense for Command, Control, Communication and Intelligence (C3I) from October 1999 to April 2001. Prior to his Senate confirmation in that role, he was the Senior Civilian Official, Office of the ASD (C3I) from February 1998. Mr. Money also served as the Chief Information Officer for the Department of Defense from 1998 to 2001. From 1996 to 1998, he served as Assistant Secretary of the Air Force for Research, Development and Acquisition, and as CIO for the Air Force. Prior to his government service, Mr. Money held senior management positions with ESL Inc., a subsidiary of TRW, and the TRW Avionics and Surveillance Group. Mr. Money serves on numerous United States Government Panels, Boards and Commissions. He additionally serves on many U.S. Company Boards, Advisory Boards and Advisory Groups. Mr. Money received a Bachelor of Science degree in Mechanical Engineering from San Jose State University in 1965, a Master of Science degree in Mechanical Engineering from University of Santa Clara in 1970 and attended the Harvard Executive Security Program in 1985 and the Program for Senior Executives at the Massachusetts Institute of Technology in 1988.

Advisory Boards

We have two advisory boards, composed of recognized leaders in the intelligence community, defense industry and communications industry, to assist us in identifying opportunities to market our services and products.

National Programs Advisory Board

The National Programs Advisory Board provides us with strategic guidance concerning the application of our optoelectronic and signal processing technology for high priority national security projects. Members of this board routinely meet with our technical and business development teams to assist in identifying opportunities in the intelligence community. The following individuals are members of our National Programs Advisory Board:

Lieutenant General Claudia Kennedy (retired) is the first and only woman to receive this flag rank in the United States Army. She has served in the U.S. Army with distinction for 32 years, culminating in her appointment as Deputy Chief of Staff for Intelligence from 1997 to 2000. During her career, General Kennedy has received numerous awards and decorations such as the National Intelligence Distinguished Service Medal, the Legion of Merit (three Oak Leaf Clusters), and the Women’s International Center’s 1998 Living Legacy Patriot Award. General Kennedy has been named to a list of “Best Women Role Models,” and Vanity Fair’s “Most Influential.” She was also named to the Ladies Home Journal’s “100 Most Important Women’s” list. General Kennedy has been honored for leadership and lifetime achievement by such organizations as Business and Professional Women (USA), Girl Scout Council of Hawaii, Women Executives and State Government, National Women’s Law Center, and the National Center for Women and Policy. She has received honorary degrees from Trinity College in Hartford, Connecticut, Rhodes College in Memphis, Tennessee, and Gannon University in Erie, Pennsylvania

Lieutenant General Kenneth Minihan retired from the U.S. Air Force in 1999 after more than 33 years of distinguished service. He has served in many important positions including Director of the National Security Agency/Central Security Service and Director of the Defense Intelligence Agency. Currently, he is President of the Security Affairs Support Association, an organization for industry and government partnership to enhance intelligence business development. Among his awards and decorations are the National Security Medal, the Defense Distinguished Service Medal, the Bronze Star and the National Intelligence Distinguished Service Medal.

Rear Admiral Donald McDowell retired from the U.S. Navy after more than 32 years of distinguished service. For over three years, he commanded the worldwide, 10,000 person Naval Security Group responsible for ship, airborne, and shore cryptologic systems. He also served as the Deputy Director of Naval Intelligence and Chief of Support to Military Operations at the National Security Agency. Since retiring from the Navy, he has been an active consultant to the intelligence industry on cryptologic and intelligence operations and systems.

Technical Advisory Board

Our Technical Advisory Board provides us with valuable advice, experience and access. By introducing us to key participants in our industry, we are better able to promote our services and products. The following individuals are members of our Technical Advisory Board:

Dr. Paul Green is a well-known communications expert recognized as the progenitor of the all-optical network with the publication of his book, Fiber Optic Networks in 1993 by Prentice Hall. His career began at MIT Lincoln Labs where he developed the first operational spread spectrum system. In 1958 he was the co-inventor and co-developer of RAKE receivers that are now widely used in cellular code division multiple access, or CDMA. In 1969, he became a senior manager at IBM Research Division where he later formed a team to develop the first wavelength division multiplexing network. He became the Director of the Optical Networking Technology Group at Tellabs in 1997 where he led a team to develop one of the first all-optical cross connect.  Dr. Green is the past president of two Institute of Electrical and Electronics Engineers, or IEEE, professional societies, a member or chairman of several U.S. Government panels and editor of many IEEE publications. In 1981 he received the IEEE Pioneer Award and a National Academy of Engineering Award for his spread spectrum work. In 1994, Dr. Green received the Association of Computing Machinery SigComm Annual Award for data communications theory, protocols, architectures and technology.

Sam Greenholtz is a recently retired senior engineer in long distance planning for Verizon. He is a 27-year veteran of Verizon with a well-rounded background in various segments of the communications industry. Mr. Greenholtz is well known in the optical networking industry and has been selected to write and present position papers at such national transport network conferences as Optical Fiber Conference, National Fiber Optic Engineers Conference, Institute for International Research and COMPForum. Mr. Greenholtz’s primary responsibility for his last six years at Verizon was technical evaluation of optical networking products including DWDM, OC-192 and optical cross-connects. In this role, Mr. Greenholtz completed the paper and laboratory evaluations for new optical networking products and had the responsibility for placing the first office applications into the interoffice network. Mr. Greenholtz now serves as a senior communications consultant and is the founder of Telecom Pragmatics, LLC, an advisory company to communication and financial services businesses.

Joe Houston has 39 years of engineering expertise and technical management experience. Mr. Houston is a former President of the International Society for Optical Engineering, and a noted author of numerous articles on optical processing. He was the Itek Vice President for Advanced Development and Special Projects where he pioneered work in optical signal processors. He also was the President of Houston Research Associates, a private consulting firm.

Board Composition

Our board of directors consists of nine individuals. Our board of directors is elected annually, and each director holds office for a one-year term. The board generally meets quarterly. Additionally, our bylaws provide for special meetings and, as also permitted by Virginia law, board action may be taken without a meeting upon unanimous written consent of all directors.

Our board of directors has adopted a policy providing that any transaction or series of similar transactions entered into between us (or any of our subsidiaries) and one or more of our executive officers, directors or greater than five percent shareholders, an immediate family member of any of the foregoing persons, or an entity in which any of the foregoing persons has or have a direct or indirect material interest, must be approved by a majority of the directors who do not have an interest in such transaction(s), if the amount involved in the transaction(s) exceeds $60,000.

Board Committees

The board of directors has three standing committees: the audit committee, the compensation committee and the ethics committee.

Audit Committee. Our audit committee is composed of the following three directors: Messrs. Hicks and Keeler and Ms. Minton. Messrs. Hicks and Keeler are independent directors within the meaning of current Amex listing rules. Ms. Minton is a financial expert as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended. Until recently, Ms. Minton held positions with GEF, one of our significant shareholders and is not an independent director as defined in the Amex listing rules.

The primary responsibilities of the audit committee are to:

•	Oversee management’s conduct of our financial reporting process and systems of internal accounting and financial control;

•	Monitor the independence and performance of our outside auditors;

•	Provide an avenue of communication among the outside auditors, management and our board of directors;

•	Make reports and recommendations to our board and our shareholders as necessary under the rules of the Securities and Exchange Commission or as otherwise within the scope of its functions; and

•	Oversee and, where appropriate, report to our board on our review of and response to any government audit, inquiry or investigation, as they determine to be appropriate.

Our audit committee is monitoring the proposed revised listing standards by American Stock Exchange pertaining to audit committees, including standards required pursuant to the Sarbanes-Oxley Act of 2002, and will consider any further changes to its charter and designated responsibilities as it deems necessary and appropriate.

Compensation Committee. Our compensation committee is composed of the following three directors: Messrs. Hannon, Keeler and Manning are members of this committee, one of whom is an independent director as defined by the rules of the U.S. Securities and Exchange Commission and the Internal Revenue Code. The compensation committee has the authority to recommend to the board of directors compensation, including incentive compensation, for our directors and officers. We are currently monitoring the development of revised compensation committee and other corporate governance requirements by the Amex in order to comply with the mandates of the Sarbanes-Oxley Act of 2002 and intend to take steps to comply with any new requirements adopted by the Amex.

Ethics Committee. Our ethics committee is composed of the following two members: Mr. Leonard E. Moodispaw and Ms. Caroline S. Pisano. The primary responsibilities of the ethics committee are to:

•	Advise our management and the entire board of directors of means of ensuring that we adhere to the highest ethical standards in its day to day operations;

•	Ensure that a positive working environment is created and maintained for all our employees and that those employees are challenged to meet such a standard;

•	Provide a forum for advice to the internal auditor and corporate counsel, our management and any of our employees to consider ethical issues; and

•	Recommend to our management and the entire board of directors means of training managers and employees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Non-employee members of the board of directors receive a maximum of $1,500 for each board meeting and $750 for each board committee meeting they attend. Such members are also reimbursed for travel expenses incurred in connection with their attendance at board and committee meetings. One member of the board of directors, Arthur L. Money, receives $1,500 per month for serving on an informal committee of the board with Messrs. Hannon and Leonard. The members of our board of directors who are affiliated with our significant shareholders, GEF and The Hannon Family LLC, have waived the right to receive any board fees. Employee directors do not receive fees for their service on our board of directors.

In addition, non-employee members of the board of directors are eligible to participate in our Restricted Stock Bonus Plan. Shares of restricted stock may be issued under this plan subject to forfeiture during a restriction period, fixed in each instance by the board of directors, whereby all rights of the grantee to the stock terminate upon certain conditions such as cessation of continuous membership on our board during the restriction period. Upon expiration of the restriction period, or earlier upon the death or substantial disability of the grantee, the restrictions applicable to all shares of restricted stock of the grantee expire. This plan also provides that we may advance loans to a grantee to pay income taxes due on the taxable value of shares granted under the plan. These loans must be evidenced by an interest bearing promissory note payable five (5) years after the date of the loan, and be secured by shares of our common stock, including restricted stock, having a fair market value equal to 200 percent of the loan. We have never issued any such loans. The Sarbanes-Oxley Act of 2002 prohibits loans to officers and directors. As a result, our compensation committee has determined to prohibit these loans.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for services rendered during the last three fiscal years by the Chief Executive Officer and the four other most highly compensated executive officers who served as such at the end of the last fiscal year and whose total compensation exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Other Annual Compensation ($) (2)	Securities Underlying Options/SARs (#)
Leonard E. Moodispaw President and CEO	2002 2001 2000	175,032 175,032 136,404	— — —	5,251 1,616 —	30,000 85,000 100,000

Terry M. Turpin Senior Vice President and Director	2002 2001 2000	155,064 155,064 134,496	— — 25,000	4,652 4,652 4,785	20,000 70,000 52,000

Joseph R. Kurry, Jr. Treasurer, Senior Vice President and CFO	2002 2001 2000	134,992 134,992 122,804	— — 15,000	4,050 4,050 4,134	10,000 40,000 61,500

Craig H. Price Vice President	2002 2001 2000	134,992 134,992 114,184	— — 15,000	4,050 4,050 3,875	7,500 25,000 27,500

Matthew S. Bechta Vice President	2002 2001 2000	130,000 130,000 112,840	— — 10,000	3,900 3,900 3,685	7,500 25,000 31,000

(1)	Includes amounts deferred at the election of the named executive officer pursuant to Section 401(k) of the Internal Revenue Code (“401(k)”).

(2)	Represents matching 401(k) contributions made on behalf of the respective named executive officer pursuant to Essex’s Retirement Plan and Trust. Excludes other perquisites and benefits not exceeding the lesser of $50,000 or 10% of the named executive officer’s total annual salary and bonus.

Employee Benefit Plans

Defined Contribution Retirement Plan. The Essex Corporation Retirement Plan and Trust is a qualified defined contribution retirement plan which includes a 401(k) salary reduction feature for its employees. This plan calls for an employer matching contribution of up to 3% of eligible employee compensation under the salary reduction feature and a discretionary contribution as determined by the board of directors. We did not make any discretionary contribution between 1999 and 2002. The total authorized contribution under the matching contribution feature of this plan was approximately $78,000 in 2002. All employee contributions are 100% vested at all times and our contributions vest based on length of service. Vested contributions are distributable and benefits are payable only upon death, disability, retirement or break in service. Participants may request that their accrued benefits under the Section 401(k) portion of the plan be allocated among various investment options established by the plan administrator.

Our contributions under this plan for the persons referred to in the Summary Compensation Table are included in that table.

Employee Incentive Performance Award Plan. We have an Employee Incentive Performance Award Plan under which bonuses are distributed to employees. All employees are eligible to receive such awards under flexible criteria designed to compensate for superior division and individual performance during each fiscal year. Awards are generally recommended annually by management and approved by the board of directors. These awards may be constrained by our overall financial performance. In 2000, we awarded approximately $141,000, including the $65,000 awarded to persons named in the Summary Compensation Table, under this plan. We did not make any awards under this plan in 2001 or 2002.

Restricted Stock Bonus Plan. We have a Restricted Stock Bonus Plan under which up to 50,000 shares of our common stock may be reserved for issuance to non-employee members of the board of directors and key employees selected by the board of directors. Shares of restricted stock may be issued under the Plan subject to forfeiture during a restriction period, fixed in each instance by the board of directors, whereby all rights of the grantee to the stock terminate upon certain conditions such as cessation of continuous employment during the restriction period. Upon expiration of the restriction period, or earlier upon the death or substantial disability of the grantee, the restrictions applicable to all shares of restricted stock of the grantee expire. This plan also provides that we may advance loans to a grantee to pay income taxes due on the taxable value of shares granted under the plan. These loans must be evidenced by an interest bearing promissory note payable five (5) years after the date of the loan, and be secured by shares of our common stock, including restricted stock, having a fair market value equal to 200 percent of the loan. The Sarbanes-Oxley Act of 2002 prohibits loans to officers and directors. As a result, our compensation committee has determined to prohibit these loans for officers and directors. There are no such loans outstanding.

Stock Option Plans

We have established several stock option and stock appreciation rights plans. These plans provide for the grant of options to purchase shares of our common stock which qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to persons who are our employees, as well as non-qualified options which do not so qualify to be issued to persons or consultants, including those who are not employees. These plans also provide for grants of stock appreciation rights, or SARs, in connection with the grant of options under the plans. The exercise price of an incentive stock option under the plans may not be less than the “fair market value” of the shares at the time of grant; the exercise price of non-qualified options and the appreciation base price of SARs are determined in the discretion of the board of directors except that the SAR appreciation base price may not be less than 50% of the fair market value of a share of common stock on the grant date with respect to awards to persons who are officers or directors of us.

We grant non-plan, non-qualified options from time to time directly to certain parties. We issued such options for 85,000 shares to our President and 40,000 to our Chief Financial Officer/Treasurer in 2001. Also in 2001, we issued such options to purchase 45,000 shares to another one of our employees. We did not grant any non-plan, non-qualified options in 2002.

The following table shows for the fiscal year ended December 29, 2002 for the persons named in the Summary Compensation Table, information with respect to options to purchase Common Stock granted during 2002.

Stock Option Grants

For Fiscal Year Ended December 29, 2002

Name	Number of Securities Underlying Options Granted		% Of Total Options/SARs Granted to Employees in 2002	Exercise or Base Price Per Share	Expiration Date	Potential realizable value at assumed annual rates of stock price appreciation for option term
						5%	10%
Leonard E. Moodispaw	30,000	(1)	25.2	$2.36	11/12/12	$115,326	$183,637
Terry M. Turpin	20,000	(2)	16.8	$2.36	11/12/12	$76,884	$122,425
Joseph R. Kurry, Jr.	10,000	(1)	8.4	$2.36	11/12/12	$38,442	$61,212
Craig H. Price	7,500	(1)	6.3	$2.36	11/12/12	$28,831	$45,909
Matthew S. Bechta	7,500	(1)	6.3	$2.36	11/12/12	$28,831	$45,909

(1)	Such options became exercisable beginning November 13, 2002.
(2)	Such options become exercisable beginning January 1, 2004.

The following table shows for the fiscal year ended December 29, 2002 for the persons named in the Summary Compensation Table, information with respect to option/SAR exercises and fiscal year end values for unexercised options/SARs.

Aggregated Option/SAR Exercises and Option/SAR

Values for Fiscal Year Ended December 29, 2002

Name	Shares Acquired on Exercise	Value Realized		Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at
				Exercisable	Unexercisable	Exercisable		Unexercisable
Leonard E. Moodispaw	—		—	360,500	15,000		$386,925		$11,850
Terry M. Turpin	—		—	171,100	28,900		$34,120		$15,800
Joseph R. Kurry, Jr.	1,000 5,750	$ $	2,150 2,588	— 168,250	— 5,000	$ $	— 133,002	$ $	— 3,950
Craig H. Price	—		$—	102,250	3,750		$79,763		$2,963
Matthew S. Bechta	3,000		$12,420	95,900	3,750		$79,695		$2,963

(1)	Market value of underlying securities based on the closing price of Essex’s Common Stock on December 27, 2002 (last trading day of fiscal 2002) on the OTC Bulletin Board system of $3.15 minus the exercise price.

RELATED PARTY TRANSACTIONS

Private Placements with Investor Groups

GEF Optical Investment Company, LLC, or GEF, and Networking Ventures, L.L.C. From September 2000 through October 2002, we sold shares of our convertible preferred stock and common stock in private placement funding transactions with GEF and Networking Ventures, L.L.C., or their affiliates, aggregating $4.4 million:

On September 7, 2000, we sold 500,000 shares of our Series B convertible preferred stock at a price of $4.00 per share for an aggregate of $2.0 million and issued warrants to purchase 2.0 million shares of our common stock; 1.0 million each to GEF and Networking Ventures, L.L.C. All of these shares of Series B convertible preferred stock shares were converted into 2.0 million shares of common stock in September 2002. Also in February of 2002, GEF Optical Investment Company, LLC assigned its warrants to purchase 1.0 million shares of our common stock to two of its affiliates. The warrants expire in September 2005 and can be exercised in whole or in part for $0.001 per share. These warrants become exercisable upon the market price of the common stock exceeding $10 through $20 per share for five consecutive days, a sale of all or substantially all of our assets, a merger or acquisition of us or our raising at least $10.0 million and which values us immediately prior to such sale at $50.0 million or more. As of September 28, 2003, none of these warrants was exercisable.

On December 4, 2000, we sold 80,000 shares of our common stock to each of GEF and Networking Ventures at a per share price of $2.50 for an aggregate sum of $400,000.

On March 15, 2001, we sold 250,000 shares of common stock to each of GEF and Networking Ventures at a per share price of $4.00 for an aggregate sum of $2.0 million.

The terms of these agreements were fair as determined by our board of directors. Mr. H. Jeffrey Leonard is our Chairman of the Board and is a managing member of GEF. Mr. Hannon is one of our directors. Ms. Pisano is our Vice President of Finance and General Counsel and is the sister-in-law of Mr. Leonard. Networking Ventures LLC was owned by Ms. Pisano and Mr. Hannon. Networking Ventures was dissolved in December 2002. Upon dissolution, Ms. Pisano received 400,000 shares of common stock and warrants to purchase 400,000 shares, and Mr. Hannon received 600,000 shares of common stock and warrants to purchase 600,000 shares.

Global Environment Strategic Technology Partners and The Hannon Family LLC. In addition to the transactions described above, we entered into the following private placement funding transactions with Global Environment Strategic Technology Partners and The Hannon Family LLC, aggregating $1.75 million:

In December 2001, we sold 76,924 shares of common stock for $6.50 per share for an aggregate of $500,000. In March of 2002, we sold an additional 153,848 for $6.50 per share for an aggregate of 230,772 shares for $1.5 million pursuant to these agreements. In connection with the October 2002 investment described below, the price was adjusted to $3.00 per share and an additional 269,228 shares were issued.

In October 2002, we sold 50,000 shares of common stock for $3.00 per share for an aggregate of $150,000 and issued warrants for 33,332 shares of our common stock for a $100,000 deposit. In December 2002, 16,666 of these warrants were converted into common stock at $3.00 per share and in January 2003, another 16,666 of these warrants were converted into common stock at $3.00 per share.

Global Environment Strategic Technology Partners is an affiliate of GEF. Mr. H. Jeffrey Leonard, our Chairman of the Board, is the managing member of GEF. Mr. John G. Hannon, one of our directors, is the managing partner of The Hannon Family LLC. The terms of these agreements were fair as determined by our board of directors.

Note Purchase Agreements to Hannon Family LLC

In December 2002, we issued a promissory note in the principal amount of $500,000 bearing interest at a rate of 10% per annum to The Hannon Family LLC. The promissory note matures on December 31, 2004. The note is convertible into shares of our common stock at a conversion price equal to $2.60. If this note is converted, then accrued interest is waived. In February 2003, we issued an additional non-convertible promissory note in the principal amount of $100,000 bearing interest at a rate of 10% per annum, to The Hannon Family LLC. This note also matures on December 31, 2004. Mr. John G. Hannon is a director of Essex and the managing member of The Hannon Family LLC. The terms of these notes were fair as determined by our board of directors.

Agreement with Sensys Engineering, Inc.

On August 1, 2003 we entered into an agreement with Sensys Engineering, Inc., as a subcontractor to us for work to be performed by Mr. James A. Katra, under one of our contracts. The term of the agreement is from August 28, 2003 through December 31, 2003, for consideration of approximately $15,000 per month. Mr. Katra is the sole owner of Sensys Engineering, Inc. and was an employee of us until August 28, 2003. The terms of this agreement were fair as determined by our board of directors.

Registration Rights

In connection with the foregoing transactions, we granted certain registration rights to the purchasers. For a discussion of these rights, please see “Description of Capital Stock — Registration Rights.”

Policy on Future Related Party Transactions

Our board of directors has adopted a policy that all future transactions between us and our officers, directors, principal shareholders and their affiliates must be (i) approved by a majority of the disinterested directors and (ii) on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table and accompanying notes set forth information regarding the beneficial ownership of our common stock, as of September 28, 2003, prior to and after giving effect to this offering, with respect to:

•	each person or group known to us who beneficially owns five percent or more of the outstanding shares of our common stock;

•	each of our directors and the named executive officers;

•	the selling shareholders; and

•	our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding and beneficially owned by the person holding such options or warrants. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

Name and Address of Beneficial Owner*	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Offered (2)	Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent		Number		Percent
H. Jeffrey Leonard (1)	2,670,515	26.9	—	2,370,515	(2)
GEF Management Corporation (“GEF”) (3)	2,614,866	26.3	300,000	2,314,866
James P. Gregory (4)	2,614,866	26.3	—	2,314,866	(2)
Global Environment Strategic Technology Partners (“GESTP”) (3)	2,614,866	26.3	—	2,314,866	(2)
Global Environment Capital Co., LLC (“GECC”) (3)	2,614,866	26.3	—	2,314,866	(2)
John G. Hannon (5)	2,149,498	22.1	—	2,049,498	(2)
The Hannon Family LLC (6)	1,538,973	16.8	100,000	1,438,973
Caroline S. Pisano (7)	808,000	8.7	50,000	758,000
Harry Letaw, Jr. (8)	669,859	7.5	—	669,859
James A. Katra (9)	470,571	5.3	—	470,571
Terry M. Turpin (10)	475,793	5.2	—	475,793
Leonard E. Moodispaw (11)	437,950	4.7	—	437,950
Joseph R. Kurry, Jr. (12)	218,609	2.4	—	218,609
Matthew S. Bechta (13)	143,887	1.6	—	143,887
Frank E. Manning (14)	124,775	1.4	—	124,775
Craig H. Price (15)	119,728	1.3	—	119,728
Robert W. Hicks (16)	71,700	**	—	71,700
Ray M. Keeler (17)	46,500	**	—	46,500
Arthur L. Money (18)	10,000	**	—	10,000
Marie S. Minton	—	**	—	—
Executive officers and directors as a group (16 persons) (19)	7,368,036	59.9		6,918,036	(2)

*	Except as noted in the footnotes below, the business address of each of the persons named in the table is c/o Essex Corporation, 9150 Guilford Road, Columbia, MD 21046.
**	Less than 1%.

(1)	Consists of 55,649 shares held by Mr. Leonard and 2,614,866 shares that may be deemed to be beneficially owned by Mr. Leonard as described in footnote (3) below. Mr. Leonard is a director of the managing member of GEF. Mr. Leonard’s address is c/o GEF, 1225 Eye Street, N.W., Suite 900, Washington, DC 20005. Mr. Leonard is the brother-in-law of Ms. Pisano.
(2)	Reflects the reduction of shares being sold in the offering for which this person reports beneficial ownership. These shares of common stock will be sold if the underwriters exercise their over-allotment option in full.
(3)	Consists of (i) 332,500 shares and warrants to purchase 250,000 shares of common stock held by GEF, (ii) 118,200 shares held by GECC, (iii) 1,164,166 shares held by GESTP, and (iv) warrants to purchase 750,000 shares of common stock held by GEF Technology Managers Co., LLC. The business address of each of the foregoing entities is 1225 Eye Street, N.W., Suite 900, Washington, DC 20005. Based on a schedule 13D/A filed with the SEC on November 18, 2002, each of GEF, GECC, GESTP, Mr. Leonard and Mr. Gregory may be deemed to share beneficial ownership of these shares.
(4)	James P. Gregory is a director of the managing member of GEF. Mr. Gregory may be deemed to be the beneficial owner of these shares as described in footnote (3) above. Mr. Gregory’s address is c/o GEF, 1225 Eye Street, N.W., Suite 900, Washington, DC 20005.
(5)	Consists of 10,525 shares and warrants to purchase 600,000 shares held by Mr. Hannon, and a total of 1,538,973 shares beneficially owned by The Hannon Family LLC, for which Mr. Hannon serves as managing member. Mr. Hannon may be deemed to have beneficial ownership of the shares held by The Hannon Family LLC.
(6)	Consists of 1,346,666 shares of common stock currently held and 192,307 shares of common stock issuable upon conversion of a convertible promissory note.
(7)	Includes 400,000 shares of common stock issuable upon the exercise of warrants. Ms. Pisano is the sister-in-law of H. Jeffrey Leonard.
(8)	Dr. Letaw’s address is 1023 Benfield Boulevard, Millersville, MD 21108.
(9)	Of the shares shown as beneficially owned, 30,969 are owned jointly by Mr. Katra and his spouse. Mr. Katra’s address is 7670 Sweet Hours Way, Columbia, MD 21046.
(10)	Includes 197,100 shares of common stock issuable upon exercise of options.
(11)	Includes 380,000 shares of common stock issuable upon exercise of options.
(12)	Includes 178,500 shares of common stock issuable upon exercise of options.
(13)	Includes 99,650 shares of common stock issuable upon exercise of options.
(14)	Includes 42,000 shares of common stock issuable upon exercise of options. Does not include 37,500 shares of common stock owned of record and beneficially by Mr. Manning’s spouse. Also does not include 94,500 shares beneficially owned by separate family trusts of which Mr. Manning’s spouse is the sole trustee and over which shares she has exclusive voting and dispositive power.
(15)	Includes 104,500 shares of common stock issuable upon exercise of options.
(16)	Includes 31,500 shares of common stock issuable upon exercise of options.
(17)	Includes 32,500 shares of common stock issuable upon exercise of options.
(18)	Consists of common stock issuable upon exercise of options.
(19)	Includes 3,355,075 shares of common stock issuable upon exercise of options and warrants and upon conversion of a convertible promissory note.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our authorized capital stock consists of 25,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value. As of September 28, 2003, we had 8,945,542 issued and outstanding shares of common stock held by 335 shareholders of record. We have 2,184,819 stock options and 2,135,000 warrants presently issued and outstanding. All outstanding shares of common stock are fully paid and nonassessable. No shares of preferred stock are currently outstanding, and our board of directors has not authorized the issuance of any class or series of the preferred stock.

Common Stock

Voting Rights. Each share of our common stock entitles the holder thereof to one vote on all matters voted on by shareholders. The shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares of our common stock voting for the election of directors can elect all of the directors, in which event the holders of the remaining shares of our common stock will not be able to elect any of the directors. The holders of our common stock shall, to the exclusion of the holders of any other class of stock, have the sole and full power to vote for the election of directors and for all other purposes without limitation except only (a) as otherwise provided in the articles of amendment for a particular class or series of preferred stock, and (b) as otherwise expressly provided by the then existing statutes of the Commonwealth of Virginia.

Dividend Rights. Subject to the preferences of any preferred stock then outstanding, the holders of our common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends.

Liquidation Rights. Upon any liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to receive pro rata all of our assets for distribution to shareholders remaining after payment of all liquidation preferences, if any, applicable to any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock.

Assessment and Redemption. Shares of our common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of our common stock.

Preferred Stock

The board of directors is granted the authority to issue, without shareholder approval, the preferred stock in one or more classes or series. Prior to the issuance of any shares of a class or series of preferred stock, the board of directors will fix by resolution the number of shares of the class or series and the preferences, limitations and relative rights of such series or class. Such class or series will be established when the Virginia State Corporation Commission issues a certificate of amendment of our articles of incorporation setting forth the designation and number of shares of the class or series and its relative rights and preferences. Shareholder approval is not required to amend our articles of incorporation for this purpose. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, adversely affect the rights and powers, including voting rights, of holders of common stock, and have the effect of delaying, deterring or preventing a change in control of us.

Warrants

In 1994, we issued warrants to purchase 125,000 shares of our common stock under a lease settlement. The warrants are exercisable through December 31, 2004, at an exercise price of $1.29 per share, and the warrant price is subject to adjustment under anti-dilution provisions of the warrant agreement. As of September 28, 2003, 20,000 of these warrants had been exercised and all 125,000 shares have been registered for resale.

We have issued warrants to purchase an aggregate of 2.0 million shares of our common stock in connection with equity private placement funding transactions. These warrants expire in September 2005 and can be exercised in whole or in part for $0.001 per share. The warrants become exercisable under certain terms and conditions, including the market price of the common stock exceeding $10 through $20 per share for five consecutive days, a sale of all or substantially all of our assets, or the occurrence of an additional private placement or sale of stock via a registration statement for at least $10.0 million and which values us immediately prior to such sale at $50.0 million or more. It is anticipated that this offering will satisfy those conditions and result in the warrants becoming exercisable upon closing of this offering. We have reserved 2.0 million shares of common stock for issuance upon the exercise of these warrants.

On January 28, 2002, we issued warrants for 30,000 shares of common stock in exchange for consulting services. These warrants expire January 28, 2005 and can be exercised for $8.50 per share.

Registration Rights

In 1994, we issued warrants to purchase 125,000 shares of our common stock under a lease settlement. The warrants are exercisable through December 31, 2004, at an exercise price of $1.29 per share, subject to adjustment under anti-dilution provisions of the warrant agreement. As of September 28, 2003, 20,000 of these warrants have been exercised and all 125,000 shares have been registered for resale.

From September 2000 through October 2002, we closed on several private placement funding transactions with GEF Optical Investment Company, LLC and Networking Ventures, L.L.C., or their affiliates, in which we issued approximately 2.7 million shares of common stock and warrants to purchase up to 2.0 million shares of common stock. We subsequently closed private placement funding transactions with Global Environment Strategic Technology Partners and The Hannon Family LLC, in which we issued 583,332 shares of common stock. Networking Ventures LLC was owned by Ms. Caroline S. Pisano and Mr. John G. Hannon. Networking Ventures was dissolved in December 2002 and Ms. Pisano received 400,000 shares of common stock and warrants to purchase 400,000 shares, and Mr. Hannon received 600,000 shares of common stock and warrants to purchase 600,000 shares. As of September 28, 2003, of the above discussed shares of common stock, 2.2 million have been registered for resale and none of the warrants has been exercised or registered for resale.

On January 28, 2002, we issued 19,000 shares of common stock and warrants to purchase 30,000 shares of common stock priced at $8.50 per share to CEOcast, Inc. in exchange for consulting services. As of September 28, 2003, none of these warrants had been exercised or registered for resale.

All of the above security holders are entitled to registration rights with respect to the registration of the common stock underlying those securities under the Securities Act of 1933, as amended. Under the terms of the agreements between us and the holders of these securities, if we proposed to register any of our equity securities under the Securities Act, before the applicable exercise or maturity date, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of their common stock in that registration. Additionally, these holders are entitled to demand registration rights, pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our best efforts to effect such registration. All of these registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. All of these holders have waived their rights to include shares in this offering.

We acquired 100% of the common stock of Sensys Development Laboratories, Inc., or SDL, in March 2003. In connection with this acquisition, we issued approximately 683,000 shares of our common stock and we may issue up to an additional 422,000 shares of our common stock in March 2004 subject to any claims for indemnification we may have. Holders of these shares are entitled to demand registration rights pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense, and we are required to use our best efforts to effect such registration. We have registered these shares. All of these registration rights are subject to typical conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.

Preemptive Rights

No holder of any share of our capital stock has any preemptive right to subscribe to an additional issue of our capital stock or to any security convertible into such stock.

Anti-Takeover Provisions of Our Articles of Incorporation, Bylaws and Virginia Law

General. Our articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Affiliated Transactions. The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation, provided, however, that the term “Interested Shareholder” does not include the subsidiaries, or any of the subsidiaries’ savings, employee stock ownership or other employee benefit plans of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not adopted such an amendment.

Control Share Acquisitions. The Virginia Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations.

Indemnification and Limitations on Liability of Officers and Directors. As permitted by the Virginia Stock Corporation Act, our articles of incorporation contain provisions that indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of our directors and officers for monetary damages to us or our shareholders for breach of their fiduciary duties, except to the extent that the Virginia Act prohibits indemnification or elimination of liability. These provisions do not limit or eliminate the rights of us or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, our articles of incorporation provide for the indemnification of both directors and officers for expenses that they incur in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, who are represented by C.E. Unterberg, Towbin and A.G. Edwards & Sons, Inc., each of the underwriters named below has severally agreed to purchase from us the following respective number of shares of common stock, less the underwriting discounts and commissions set forth on the cover page of this prospectus, set forth below:

Underwriter	Number of Shares
C.E. Unterberg, Towbin
A.G. Edwards & Sons, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the approval of legal matters by their counsel. The nature of the underwriters’ obligations is that they are committed to purchase and pay for all of the above shares of common stock, other than shares of our common stock covered by the over-allotment option described below, if any are purchased.

Public Offering Price and Dealers Concession

The underwriters propose initially to offer the shares of common stock offered by this prospectus directly to the public at the public offering price per share set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and these dealers may re-allow, a discount not in excess of $         per share on sales to certain other dealers. After commencement of this offering, the offering price, discount price and re-allowance may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us or the selling shareholders as set forth on the cover page of this prospectus.

Over-allotment Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to purchase up to an additional 150,000 shares from us and up to an additional 450,000 shares from the selling shareholder at the offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Underwriting Compensation

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling shareholder per share of common stock. The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholder in connection with this offering. The following amounts are shown assuming both no exercise and full exercise of the underwriters option to purchase additional shares.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 600,000 additional shares.

	Per Share	Total
		No Exercise	Full Exercise
Underwriting discounts paid by us	$	$	$
Underwriting discounts paid by selling shareholders	$	$	$
Total	$	$	$

Other Offering Expenses, Acceptance and Delivery

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .  The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of our shares in whole or in part.

Indemnification of Underwriters

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, contribute to payments the underwriters may be required to make in connection with these liabilities.

Lock-Up Arrangements

We and certain of our directors, senior executive officers and shareholders holding an aggregate of approximately 4.7 million shares of our common stock and the holders of options and warrants to purchase approximately 3.2 million shares of our common stock have entered into lock-up agreements pursuant to which they have agreed not to, directly or indirectly, issue, sell, agree to sell, grant any option or contract for the sale of, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any interest therein owned as of the date hereof or hereafter acquired for a period of 90 days after the date of this prospectus without the prior written consent of C.E. Unterberg, Towbin. C.E. Unterberg, Towbin has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Stabilization and Other Transactions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act, pursuant to which the underwriters may bid for, or purchase, common stock for the purpose of stabilizing the market price. The underwriters also may create a short position by selling more common stock in connection with this offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of this offering to cover all or a portion of such short position. In addition, the underwriters may impose “penalty bids” whereby they may reclaim from a dealer participating in this offering, the selling concession with respect to the common stock that it distributed in this offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

LEGAL MATTERS

The validity of the issuance of our common stock offered by this prospectus will be passed upon for us by Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland. Certain legal matters relating to the offering will be passed upon for the underwriters by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C.

EXPERTS

The financial statements as of December 30, 2001 and December 29, 2002 and for each of the fiscal years in the three-year period ended December 29, 2002 have been included in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the report of Stegman & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The historical financial statements of SDL as of September 30, 2002 and for each of the two fiscal years ended September 30, 2002, have been included in this prospectus and in the registration statement of which this prospectus is a part in reliance on the report of Stegman & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

You should rely only on the information provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Also, this prospectus does not offer to sell any securities other than the securities covered by this prospectus. You should not assume that the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

Essex Corporation

Columbia, Maryland

We have audited the accompanying balance sheets of Essex Corporation as of December 29, 2002 and December 30, 2001 and the related statements of operations, changes in shareholders’ equity and cash flows for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Corporation as of December 29, 2002 and December 30, 2001 and the results of its operations and its cash flows for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/    Stegman & Company

Stegman & Company

Baltimore, Maryland

February 21, 2003, except as to Note 12

which is dated March 1, 2003

ESSEX CORPORATION

BALANCE SHEETS

	December 29, 2002	December 30, 2001
ASSETS
Current Assets
Cash	$1,030,247	$568,178
Accounts receivable, net	565,626	284,649
Inventory	—	29,983
Prepayments and other	106,987	76,969

Total Current Assets	1,702,860	959,779

Property and Equipment
Computers and special equipment	948,455	849,453
Furniture, equipment and other	219,112	260,526

	1,167,567	1,109,979
Accumulated depreciation and amortization	(845,360)	(747,059)

Net Property and Equipment	322,207	362,920

Other Assets
Patents, net	296,407	211,030
Other	21,725	19,213

Total Other Assets	318,132	230,243

TOTAL ASSETS	$2,343,199	$1,552,942

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

BALANCE SHEETS

	December 29, 2002	December 30, 2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Advance from accounts receivable financing	$169,432	$—
Accounts payable	659,977	313,741
Accrued wages and vacation	233,940	239,476
Accrued lease settlement	—	—
Accrued retirement plan contribution payable	65,000	62,000
Billings in excess of costs	135,000	—
Other accrued expenses	146,041	101,387
Capital leases	71,261	130,961

Total Current Liabilities	1,480,651	847,565

Long-Term Debt
Convertible note payable due December 31, 2004	500,000	—
Capital leases, net of current portion	4,390	60,078

Total Long-Term Debt	504,390	60,078

Total Liabilities	1,985,041	907,643

Shareholders’ Equity
Common stock, no par value; 25 million shares authorized; 7,790,398 and 5,155,605 shares issued and outstanding, respectively	12,706,520	8,870,044
Convertible preferred stock, $0.01 par value; 1 million total shares authorized; 500,000 shares of Series B authorized, 0 and 500,000 shares outstanding, respectively	—	2,000,000
Additional paid-in capital	2,000,000	2,000,000
Prepaid warrant	50,000	—
Accumulated deficit	(14,398,362)	(12,224,745)

Total Shareholders’ Equity	358,158	645,299

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,343,199	$1,552,942

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

STATEMENTS OF OPERATIONS

For The Fifty-Two Week Fiscal Years Ended  December 29, 2002 and December 30, 2001 and for the Fifty-Three  Week Fiscal Year Ended December 31, 2000

	2002	2001	2000
Revenues	$4,506,419	$2,641,776	$3,255,500
Costs of goods sold and services provided	(2,593,677)	(1,342,444)	(1,625,644)

Gross Margin	1,912,742	1,299,332	1,629,856
Selling, general and administrative expenses	(2,668,117)	(2,459,631)	(2,041,482)
Research and development	(1,394,784)	(2,416,837)	(771,234)

Operating (Loss)	(2,150,159)	(3,577,136)	(1,182,860)
Interest income (expense), net	(23,458)	7,937	(8,556)

Loss Before Income Taxes	(2,173,617)	(3,569,199)	(1,191,416)
Provision for income taxes	—	—	—

Net Loss	(2,173,617)	(3,569,199)	(1,191,416)
Beneficial conversion feature of convertible preferred stock	—	(750,000)	(1,250,000)

Net Loss Attributable to Common Shareholders	$(2,173,617)	$(4,319,199)	$(2,441,416)

Basic Loss Per Common Share	$(0.29)	$(0.67)	$(0.52)
Diluted Loss Per Common Share	$(0.29)	$(0.67)	$(0.52)
Weighted Average Number of Shares Outstanding — Basic and Diluted	7,410,647	6,493,665	4,717,276

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

	Common Stock		Preferred Stock		Prepaid Warrant	Additional Paid-In Capital	Accumulated Deficit	Total Share- holder’s Equity
	Shares	Amount	Shares	Amount
BALANCE, DECEMBER 26, 1999	4,397,861	$439,786	—	$—	$—	$5,634,234	$(5,464,130)	$609,890
Amend par value to no par	—	5,634,234	—	—		(5,634,234)	—	—
Preferred stock issued	—	—	312,500	1,250,000		—	—	1,250,000
Beneficial conversion feature of preferred stock	—	—	—	—	—	1,250,000	(1,250,000)	—
Common stock issued	160,000	400,000	—	—	—	—	—	400,000
Stock options exercised	12,500	12,500	—	—	—	—	—	12,500
Stock compensation	—	9,800	—	—	—	—	—	98,000
Net loss	—	—	—	—	—	—	(1,191,416)	(1,191,416)

BALANCE, DECEMBER 31, 2000	4,570,361	6,496,320	312,500	1,250,000	—	1,250,000	(7,905,546)	1,090,774
Preferred stock issued	—	—	187,500	750,000		—	—	750,000
Beneficial conversion feature of preferred stock	—	—	—	—	—	750,000	(750,000)	—
Common stock issued	538,462	2,250,000	—	—	—	—	—	2,250,000
Stock options exercised	49,182	91,806	—	—	—	—	—	91,806
Retired shares/cashless stock option tender	(2,400)	(17,082)	—	—	—	—	—	(17,082)
Stock compensation	—	49,000	—	—	—	—	—	49,000
Net loss	—	—	—	—	—	—	(3,569,199)	(3,569,199)

BALANCE, DECEMBER 30, 2001	5,155,605	8,870,044	500,000	2,000,000	—	2,000,000	(12,224,745)	645,299
Preferred stock converted	2,000,000	2,000,000	(500,000)	(2,000,000)	—	—	—	—
Common stock issued	511,538	1,400,003	—	—	—	—	—	1,400,003
Stock options exercised	81,350	143,398	—	—	—	—	—	143,398
Retired shares/cashless stock option tender	(6,261)	(26,250)	—	—	—	—	—	(26,250)
Stock compensation	31,500	269,325	—	—	—	—	—	269,325
Prepaid warrant issued	—	—	—	—	100,000	—	—	100,000
Prepaid warrant converted	16,666	50,000	—	—	(50,000)	—	—	—
Net loss	—	—	—	—	—	—	(2,173,617)	(2,173,617)

BALANCE, DECEMBER 29, 2002	7,790,398	$12,706,520	—	$—	$50,000	$2,000,000	$(14,398,362)	$358,158

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended December 29, 2002, December 30, 2001

and December 31, 2000

	2002	2001	2000
Cash Flows From Operating Activities:
Net Loss	$(2,173,617)	$(3,569,199)	$(1,191,416)
Adjustments to reconcile Net Loss to Net Cash Used In Operating Activities:
Depreciation and amortization	147,401	193,117	98,674
Stock compensation expense	269,325	49,000	9,800
Inventory valuation reserve	29,983	60,000	115,000
Other	(91)	(1,047)	(3,981)
Change in Assets and Liabilities:
Accounts receivable	(280,977)	(119,035)	479,950
Inventory	—	(40,126)	15,321
Prepayments and other assets	(30,480)	(43,536)	13,362
Accounts payable	346,236	181,807	53,595
Accrued wages, vacation and retirement	(2,536)	116,987	(34,443)
Accrued lease settlement	—	(107,766)	(15,682)
Other assets and liabilities	77,139	(41,448)	(188,344)

Net Cash Used In Operating Activities	(1,617,617)	(3,321,246)	(648,164)

Cash Flows From Investing Activities:
Purchases of property and equipment	(29,677)	(81,965)	(54,072)
Proceeds from sale of fixed assets	—	1,047	5,471

Net Cash Used In Investing Activities	(29,677)	(80,918)	(48,601)

Cash Flows From Financing Activities:
Sales of common stock	1,450,003	2,250,000	400,000
Sales of preferred stock	—	750,000	1,250,000
Convertible note payable	500,000	—	—
Exercise of stock options	117,148	74,724	12,500
Short-term borrowings/repayments, net	169,432	—	(59,470)
Prepaid warrant	50,000	—	—
Repayment of convertible debentures	—	—	(375,714)
Payment of capital lease obligations	(177,220)	(120,016)	(17,580)

Net Cash Provided By Financing Activities	2,109,363	2,954,708	1,209,736

Cash and Cash Equivalents
Net increase (decrease)	462,069	(447,456)	512,971
Balance — beginning of period	568,178	1,015,634	502,663

Balance — end of period	$1,030,247	$568,178	$1,015,634

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

NOTE 1:    Summary of Significant Accounting Policies and Other Important Factors

These statements cover Essex Corporation (the “Company”). Certain amounts for prior years have been reclassified or recalculated to conform to the 2002 presentation.

Reporting Year

The Company is on a 52/53 week fiscal year ending the last Sunday in December. Years 2002 and 2001 were 52-week fiscal years and Year 2000 was a 53-week fiscal year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for uncollectible accounts receivable, inventory obsolescence and valuation, depreciation and amortization, intangible assets, employee benefit plans and contingencies, among others. Actual results could differ from those estimates.

Important Business Risk Factors

The Company has historically been principally a supplier of technical services under contracts or subcontracts with departments or agencies of the U.S. Government, primarily the military services and other departments and agencies of the Department of Defense, or DoD. The Company’s revenues have been and continue to come from such programs. The Company is focusing and expanding in this business area. See Note 12 — Subsequent Event.

In recent years, the Company has expended significant funds to transition into the commercial marketplace, particularly the productization of its proprietary technologies in telecommunications and optoelectronic processors. In June 2000, the Company announced that it had filed applications to secure patent protection for innovative technologies in two communications device families: hyperfine WDM (wavelength division multiplexing) devices and wireless optical processor enhanced receiver architecture. Since September 2000, the Company has received over $6 million in financing from its Private Investors or affiliates to advance its programs to capitalize upon these inventions. The long-term success of the Company in these areas is dependent on its ability to successfully develop and market products related to its communications devices and optoelectronic processors. The success of these efforts is subject to changing technologies, availability of additional financing, competition and ultimately, market acceptance.

Primarily due to the expenditures for development and marketing of its optoelectronics products and services, particularly the optical telecommunications device technologies, the Company incurred significant losses in 2002, 2001 and 2000. To the extent funds are available, the Company plans to continue research and development spending in 2003 in the optoelectronics operations.

The Company is seeking to establish joint ventures or strategic partnerships including licensing of its technologies with major industrial concerns to facilitate these goals. The Company will also seek additional funds under appropriate terms from private sources to continue to finance development and to achieve initial market penetration. Significant delays in the commercialization of the Company’s optoelectronic products, failure to market such products or failure to raise substantial additional working capital would have a significant adverse effect on the Company’s future operating results and future financial position.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

Contract Accounting

Revenues consist of services rendered on cost-plus-fixed-fee, time and materials and fixed-price contracts. Revenue on cost-plus-fixed-fee contracts (approximately 67%, 39% and 45% of total revenues in 2002, 2001 and 2000, respectively) is recognized to the extent of costs incurred plus a proportionate amount of fee earned. Revenue on fixed-price contracts (approximately 28%, 45% and 22% of total revenues in 2002, 2001 and 2000, respectively) is recognized on the percentage-of-completion method of accounting based on costs incurred in relation to the total estimated costs. Revenue on time and materials contracts (approximately 5%, 16% and 33% of total revenues in 2002, 2001 and 2000, respectively) is recognized to the extent of billable rates multiplied by hours delivered, plus other direct costs. Anticipated losses are recognized as soon as they become known. A portion of the Company’s business is with agencies of the U.S. Government and such contracts are subject to audit by cognizant government audit agencies. Furthermore, while such contracts are fully funded by appropriations, they may be subject to other risks inherent in government contracts, such as termination for the convenience of the government. Because of the inherent uncertainties in estimating costs and the potential for audit adjustments by U.S. Government agencies, it is at least reasonably possible that the estimates will change in the near term.

Inventory

Inventory costs include purchased parts, labor and manufacturing overhead. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Management monitors the market value of its inventory and records valuation allowances when deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using straight-line methods based on useful lives as follows:

Leasehold improvements	Life of lease
Production and special equipment	3 to 5 years
Furniture and equipment	3 to 5 years

Repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Patent Costs

Patent costs include legal and filing fees covering the various patents which have been issued to the Company. Patent costs are amortized over their respective lives (15-20 years) and amortization was $15,000 in 2002, 2001 and in 2000.

Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

Income Taxes

Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

Basic and Diluted Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed using the weighted average number of common shares outstanding during the period or issuable upon the required conversion of preferred stock. Diluted earnings per common share incorporates the incremental shares issuable upon the assumed exercise of stock options, warrants and conversion of convertible debt. Such incremental shares were anti dilutive for the periods presented.

Research and Development

Research and development costs are expensed as incurred. Such costs include direct labor and materials as well as a reasonable allocation of indirect costs. However, no selling, general and administrative costs are included. Equipment which has alternative future uses is capitalized and charged to expense over its estimated useful life.

Statements of Cash Flows

Supplemental disclosures of cash flow information are as follows:

A. Cash paid during the year for —	2002	2001	2000
Interest	$27,000	$16,600	$42,500
Income taxes	$—	$—	$—

B. In 2002, 2001 and 2000, there were new capital leases of $62,000, $288,000 and $17,000, respectively.

NOTE 2:    Accounts Receivable

Accounts receivable consist of the following:

	2002	2001
U.S. Government
Amounts billed, including retainages	$611,526	$263,733
Commercial and other	4,100	70,916

	615,626	334,649
Contract reserves and allowances for doubtful accounts	(50,000)	(50,000)

	$565,626	$284,649

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

U.S. Government receivables arise from U.S. Government prime contracts and subcontracts. Retainages (which are not material) will be collected upon job completion or settlement of audits performed by cognizant U.S. Government audit agencies. Company cost records have been audited through 2000. In the year an audit is settled, the difference between audit adjustments and previously established reserves is reflected in income.

Contract reserves and allowances for doubtful accounts have been provided where less than full recovery under the contract is expected.

NOTE 3:    Accounts Receivable Financing

The Company has a working capital financing agreement with an accounts receivable factoring organization. Under such an agreement, the factoring organization may purchase certain of the Company’s accounts receivable subject to full recourse against the Company in the case of nonpayment by the customers. The Company generally receives 85%-90% of the invoice amount at the time of purchase and the balance when the invoice is paid. The Company is charged an interest fee and other processing charges, payable at the time each invoice is paid. There were $169,000 of funds advanced as of December 29, 2002. There were no funds advanced as of December 30, 2001.

NOTE 4:    Inventory

Inventory costs were all related to the Company’s ImSyn™ optoelectronic processor.

	2002	2001
Finished Goods	$94,730	$94,730
Systems In-Process	46,330	46,330
Purchased Parts	164,205	164,205

	305,265	305,265
Valuation Reserve	(305,265)	(275,282)

	$—	$29,983

As of December 29, 2002, the Company’s inventory is fully reserved as the existing configuration of finished goods is being redesigned.

NOTE 5:    Major Customer Information

The Company’s largest customer contract is with the DoD Missile Defense Agency to design a next generation optoelectronic radar processor. Begun in 2002, such new work amounted to $2,052,000 (46% of revenues). Another significant customer program was for work to an agency of the Department of Defense. The Company is continuing research work under this subcontract on the use of its optoelectronics technology and devices in certain customer systems and applications. Such work amounted to approximately $1,002,000 (22%) of revenues in 2002, $1,030,000 (39%) of revenues in 2001 and $538,000 (17%) of 2000 revenues.

In fiscal 2000, the Company’s largest customer was Motorola, Inc. for whom the Company performed work on the design and other aspects of the Iridium® satellite constellation. The Company’s contracts to perform such work amounted to 23% ($733,000) of revenues in 2000. This work substantially ended in 2000.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

NOTE 6:    Commitments and Contingencies

Lease Obligations

The Company leases office space and certain equipment. As of December 29, 2002, the Company is committed to pay aggregate rentals under these leases as follows:

2003	$315,000
2004	$246,000
2005	$202,000

Rental expense charged to operations, including payments made under short-term leases, amounted to $275,000, $261,000 and $174,000 in 2002, 2001 and 2000, respectively.

The Company’s office facility is under a long-term lease which expires October 2005. The lease contains provisions to pay for proportionate increases in operating costs and property taxes.

NOTE 7:    Convertible Note Payable

On December 17, 2002, the Company entered into a Convertible Note Purchase Agreement with one of its Private Investors. The Company issued a $500,000 unsecured promissory note due December 31, 2004. The note bears interest at 10%; such interest may be deferred until maturity. The outstanding principal balance is convertible into common stock at $2.60 per share, the approximate market price of the Company’s stock at the date of issuance of the note. If the note is converted, then no interest shall be paid.

NOTE 8:    Retirement Plan

The Company has a qualified defined contribution retirement plan, the Essex Corporation Retirement Plan and Trust, which includes a salary reduction 401(k) feature for its employees. The Plan calls for an employer matching contribution of up to 3% of eligible employee compensation under the salary reduction feature and allows for a discretionary contribution. Total authorized contributions under the matching contribution feature of the Plan were approximately $78,000 in 2002, $64,000 in 2001 and $67,000 in 2000. There were no discretionary contributions in these years.

In accordance with the retirement plan and trust, as amended, such authorized contributions and the resulting annual expense can be reduced by forfeitures by terminated employees of unvested amounts of prior years’ contributions. Forfeitures of $13,000, $2,000 and $7,000 were utilized to reduce annual expenses in 2002, 2001 and 2000, respectively.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

NOTE 9:    Income Taxes

The components of the Company’s net deferred tax asset account are as follows as of the end of each fiscal year:

	2002	2001
NOL carryforward	$3,869,000	$3,056,000
Tax credit carryforward	206,000	167,000
Acquisition NOL and tax credit carryforward	—	137,000
Inventory valuation reserve	107,000	96,000
Accrued employee benefit costs	40,000	42,000
Allowance for doubtful accounts	17,500	17,500
Other, net	18,000	30,000
Valuation Reserve	(4,257,500)	(3,545,500)

Net Deferred Tax Asset	$—	$—

As of December 29, 2002, the Company has a regular net operating loss (“NOL”) carryforward of $11,054,000 and tax credit carryforwards of $206,000 that are available, subject to certain limitations, to offset future book income and taxes payable. The NOL begins to expire in 2008 and the tax credit carryforwards expire through 2022. The acquisition NOL and tax credit carryforwards in 2001 and 2002 expired.

The evaluation of the realizability of such deferred tax assets in future periods is made based upon a variety of factors for generating future taxable income, such as intent and ability to sell assets and historical and projected operating performance. At this time, the Company has established a valuation reserve for all of its deferred tax assets. Such tax assets are available to be recognized and benefit future periods.

The Company recorded no benefit or provision for income taxes in 2002, 2001 or 2000.

NOTE 10:    Stock Option and Stock Bonus Plans; Other Stock Options

The Company has several stock option plans with similar terms and conditions. The plans reserve 1,754,318 shares of the Company’s unissued shares for option and stock appreciation rights (“SAR”) grants. The plans expire through 2012. Options, which may be tax qualified (“ISOs”) and non-qualified (“NSOs”), are exercisable for a period of up to 10 years at prices at or above market price as established on the date of grant. Under the plans, the Company will accept shares of its stock that were previously owned for at least 6 months by the option holder as payment for options being exercised. In such a transaction, the Company retires the stock tendered and issues the new shares at the same overall consideration. There is no change on the capital accounts but there is a net increase in the shares outstanding. In other transactions, the option holder may use a broker to sell a portion of the option shares in the open market to provide the option exercise proceeds. In this case, the option holder is the owner of the option shares being sold and the broker/option holder bear the risk of the open market sale. Upon the exercise of a stock appreciation right, the recipient will receive payment in the form of stock, cash, or both, as determined by the Company, equal to the appreciation in value of the shares to which the rights were awarded. A total of 199,250 ISO or NSO options were granted under the plans in 2002. No SARs were granted under the plans in 2002 or are outstanding.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

Stock Option Plans

	Number of Shares	Range of Price Per Share
Outstanding, 12/26/99	974,100	$1.00–$3.00
Granted	296,400	$1.69–$2.40
Exercised	(12,500)	$1.00–$1.00
Canceled	(301,300)	$1.00–$3.00

Outstanding, 12/31/00	956,700	$1.00–$3.00
Granted	441,300	$3.00–$6.07
Exercised	(49,182)	$1.00–$3.00

Outstanding, 12/30/01	1,348,818	$1.00–$6.07
Granted	199,250	$2.36–$4.96
Exercised	(71,350)	$1.00–$3.00
Canceled	(14,500)	$2.40–$3.96

Outstanding, 12/29/02	1,462,218	$1.00–$6.07

Exercisable, 12/29/02	1,375,818	$1.00–$6.07

As of December 29, 2002, the weighted average price for options outstanding was $3.41 and for options exercisable $3.18. The weighted average life for options outstanding was 6.3 years and for options exercisable 6.2 years. The following table summarizes information about all plan stock options outstanding at December 29, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares #	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price ($)	Shares #	Weighted- Average Exercise Price ($)
$1.00–$1.69	342,168	5.8	1.17	342,168	1.17
$2.04–$2.70	386,350	8.2	2.22	313,850	2.18
$3.00–$3.96	575,900	5.0	3.73	575,900	3.73
$4.73–$6.07	157,800	7.5	5.91	143,900	5.92

	1,462,218	6.3	2.94	1,375,818	2.95

The Company has a Restricted Stock Bonus Plan covering key employees and directors of the Company. The Plan can reserve up to 50,000 of the Company’s unissued shares for awards. There were no shares awarded in 2002, 2001 or 2000. As of December 29, 2002, there were 4,050 shares available for award under the Plan.

In 1994, the Company issued an option for 125,000 shares of unregistered common stock under a lease settlement. The option is exercisable through December 31, 2004 at an exercise price (as adjusted) of $1.29 per share. The option price is subject to adjustment under anti-dilution provisions of the option agreement. The optionholders have certain registration rights for these shares of common stock. In January 2002, the optionholders exercised options for 10,000 of these shares.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

In 2001, the Company issued non-qualified options for 85,000 shares directly to its President and 40,000 to its Chief Financial Officer/Treasurer. Also in 2001, 45,000 shares were issued to another employee of the Company. The exercise price was equal to the market price on the date of grant.

In October 1995, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 defines a “fair value based method” of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. The Company has historically accounted for employee stock options or similar equity instruments under the “intrinsic value method” as defined by APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.

SFAS No. 123 allows an entity to continue to use the intrinsic value method and management has elected to do so. However, entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting had been applied. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of the cost to be expected in future years. Accordingly, net loss and loss per share would be as follows:

	December 29, 2002	December 30, 2001	December 31, 2000
Net loss attributable to common shareholders	$(2,173,617)	$(4,319,199)	$(2,441,416)

Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(688,127)	(1,224,974)	(468,234)

Pro forma loss attributable to common shareholders	$(3,611,069)	$(5,554,173)	$(2,909,650)

Loss per share:

Basic-as reported	$(0.29)	$(0.67)	$(0.52)

Basic-pro forma	$(0.49)	$(0.85)	$(0.62)

Diluted-as reported	$(0.29)	$(0.67)	$(0.52)

Diluted-pro forma	$(0.49)	$(0.85)	$(0.62)

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Dividend yield	0.00%	0.00%	0.00%
Volatility	101.50%	84.85%	203.40%
Weighted average risk free interest rate	4.32%	5.18%	6.05%
Weighted average expected lives of grants	9.7 years	9.6 years	10 years

The weighted average grant date fair value of the options issued in 2002, 2001 and 2000 was approximately $2.30, $3.81 and $1.98, respectively.

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

NOTE 11:    Common Stock; Warrants; Preferred Stock

The Company’s Articles of Incorporation authorize 1 million shares of preferred stock, par value $0.01 per share, the series and rights of which may be designated by the Board of Directors in accordance with applicable state and federal law. In September 2000, the Board designated 500,000 shares of such preferred stock as Series B. There were 312,500 shares of Series B issued in 2000 for $1,250,000 and the remaining 187,500 issued in 2001 for $750,000 to the Company’s Private Investors. The 500,000 Series B shares were converted as required into 2 million shares of common stock in September 2002. No Series A or Series B preferred shares are currently outstanding.

In connection with the issuance of the preferred stock, the Company also issued common stock warrants to the preferred stock holders. These warrants are for an additional 2 million shares of common stock. The warrants expire in September 2005 and can be exercised at a nominal price of $2,000. The warrants become exercisable under certain terms and conditions, such as the market price of the common stock exceeding $10.0 through $20 per share for 5 consecutive days, or the occurrence of an additional private placement or sale of stock via a registration statement for at least $10.0 million where the valuation of the Company exceeds $50.0 million. The warrants would also become exercisable upon a sale of all or substantially all of the assets of the Company or a merger or acquisition of the Company. The Company has determined that the warrants had a nominal fair value at issuance due to the restrictive covenants. The Company has reserved 2 million shares of common stock in connection with the possible exercise of the related common stock warrants. As of December 29, 2002, these warrants were not exercisable.

In addition to the preferred stock transactions, the Company completed several private placement transactions of its common stock directly with its Private Investors or their affiliates. In 2001, the Company received $2,250,000 and issued approximately 539,000 shares of common stock. In 2002, the Company received $1,450,000 and issued approximately 528,000 shares of common stock. In January 2003, a prepaid warrant for $50,000 was converted into approximately 16,000 shares of common stock.

In accordance with Emerging Issues Task Force Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the Company imputed and recorded a deemed dividend of $2,000,000 on its Series B Preferred Stock, of which $1,250,000 was recognized in 2000 and $750,000 was recognized in 2001. The deemed dividend was equal to the difference between the estimated current market price at original date of issuance and the conversion price (the “beneficial conversion feature”). Such imputed dividends have no impact on net loss from operations or cash flows but have to be considered when calculating loss per share attributable to common shareholders.

NOTE 12:    Subsequent Event

As of March 1, 2003, the Company acquired 100% of the common stock of Sensys Development Laboratories, Inc. (“SDL”). The assigned value of the consideration and related expenses is approximately $4,405,000. Under the terms of the agreement, the Company will pay $309,000 in cash and issue approximately 683,000 shares of common stock. The agreement further provides that an additional number of shares up to 422,000 may be released from escrow on the first anniversary of closing based upon certain factors. The Company also issued approximately 195,000 non-qualified fully vested options for its common stock at below market exercise prices in exchange for SDL fully vested outstanding options. In accordance with Emerging Issues Task Force 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the value of the stock consideration was based upon the weighted

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

average market price of the Company’s common stock a few days before and after February 28, 2003, the date the deal terms were agreed to and announced.

SDL provides both system and software engineering technical support to U.S. Government customers and prime contractors supporting government programs. SDL has an established workforce with specialized experience and credentials. For its most recent fiscal year ended September 30, 2002, SDL had revenues of over $3.0 million and has been operating at an annualized level of over $4.0 million for fiscal 2003.

The following table summarizes the estimated fair values of the asset acquired and liabilities assumed at the date of acquisition. The Company is in the process of valuing certain intangible assets and does not expect to complete this evaluation until April 2003.

Current assets	$1,292,000
Equipment and other	33,000
Goodwill and other intangibles	3,600,000

Total assets acquired	4,925,000
Current liabilities	(520,000)

Net assets acquired	$4,405,000

Until the valuation of the intangible assets is completed, the above purchase price allocation is subject to change. A preliminary review indicates that a significant portion of intangibles will be goodwill and not subject to amortization.

NOTE 13:    Other Accrued Expenses

Other accrued expenses consists of the following:

	2002	2001
Patent legal expenses	$24,000	$40,000
Other	122,041	61,387

Total accrued expenses	$146,041	$101,387

ESSEX CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000

NOTE 14:    Quarterly Financial Data (Unaudited)

(In thousands, except per share data)

2002 Quarter Ended	Dec. 29	Sept. 29	June 30	March 31
Revenue	$1,413	$1,601	$729	$763
Gross margin	532	636	370	374
Net loss	(327)	(182)	(835)	(830)
Loss per share:
Basic	$(0.04)	$(0.02)	$(0.12)	$(0.11)
Diluted	$(0.04)	$(0.02)	$(0.12)	$(0.11)

2001 Quarter Ended	Dec. 30	Sept. 30	July 1	April 1
Revenue	$761	$745	$723	$413
Gross margin	367	363	355	215
Net loss	(819)	(1,234)	(1,068)	(1,198)
Loss per share:
Basic	$(0.11)	$(0.19)	$(0.17)	$(0.20)
Diluted	$(0.11)	$(0.19)	$(0.17)	$(0.20)

ESSEX CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 28, 2003	December 29, 2002
	(Unaudited)
ASSETS
Current Assets
Cash	$871,764	$1,030,247
Accounts receivable, net	2,655,811	565,626
Prepayments and other	164,060	106,987

Total Current Assets	3,691,635	1,702,860

Property and Equipment
Computers and special equipment	1,100,842	948,455
Furniture, equipment and other	329,921	219,112

	1,430,763	1,167,567
Accumulated depreciation and amortization	(1,066,405)	(845,360)

Net Property and Equipment	364,358	322,207

Other Assets
Goodwill	3,019,000	—
Patents, net	332,084	296,407
Other intangibles, net	135,390	—
Other	23,766	21,725

Total Other Assets	3,510,240	318,132

TOTAL ASSETS	$7,566,233	$2,343,199

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 28, 2003	December 29, 2002
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Advance from accounts receivable financing	$266,064	$169,432
Accounts payable	652,180	659,977
Accrued wages and vacation	656,382	233,940
Accrued retirement plan contribution payable	254,580	65,000
Billings in excess of costs	159,000	135,000
Other accrued expenses	450,989	146,041
Capital leases	10,976	71,261

Total Current Liabilities	2,450,171	1,480,651

Long-Term Debt
Convertible note payable due December 31, 2004	500,000	500,000
Note payable due December 31, 2004	100,000	—
Capital leases, net of current portion	—	4,390

Total Long-Term Debt	600,000	504,390

Total Liabilities	3,050,171	1,985,041

Shareholders’ Equity
Common stock, no par value; 25 million shares authorized; 8,945,542 and 7,790,398 shares issued and outstanding, respectively	16,848,710	12,706,520
Additional paid-in capital	2,000,000	2,000,000
Prepaid warrant	—	50,000
Accumulated deficit	(14,332,648)	(14,398,362)

Total Shareholders’ Equity	4,516,062	358,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,566,233	$2,343,199

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Thirty-Nine Week Periods Ended

September 28, 2003 and September 29, 2002

(Unaudited)

	2003	2002
Revenues	$11,220,333	$3,093,619
Costs of goods sold and services provided	(7,041,896)	(1,712,578)

Gross Margin	4,178,437	1,381,041
Selling, general and administrative expenses	(3,418,644)	(1,987,135)
Research and development	(337,804)	(1,226,854)
Amortization of other intangible assets	(295,360)	—

Operating Income (Loss)	126,629	(1,832,948)
Interest expense, net	(60,915)	(14,038)

Income (Loss) Before Income Taxes	65,714	(1,846,986)
Provision for income taxes	—	—

Net Income (Loss)	$65,714	$(1,846,986)

Basic Earnings (Loss) Per Common Share	$0.01	$(0.25)
Diluted Earnings (Loss) Per Common Share	$0.01	$(0.25)
Weighted Average Number of Shares:
Basic	8,393,338	7,329,488
Effect of dilution — Stock options	910,164	—

Diluted	9,303,502	7,329,488

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Thirty-Nine Week Periods Ended

September 28, 2003 and September 29, 2002

(Unaudited)

	2003	2002
Cash Flows From Operating Activities:
Net Income (Loss)	$65,714	$(1,846,986)
Adjustments to reconcile Net Income (Loss) to Net Cash Used In Operating Activities:
Depreciation and amortization	126,950	110,994
Amortization of other intangible assets	295,359	—
Stock compensation expense	2,000	246,325
Inventory valuation reserve	—	15,000
Loss (gain) on disposition of fixed assets	1,271	(91)
Change in Assets and Liabilities:
Accounts receivable	(822,638)	(616,794)
Prepayments and other assets	26,681	15,804
Contract work in progress	65,000	—
Accounts payable	(140,869)	546,198
Accrued wages, vacation and retirement	359,632	(74,654)
Other liabilities	113,341	60,427

Net Cash Provided By (Used In) Operating Activities	92,441	(1,543,777)

Cash Flows From Investing Activities:
Acquisition of SDL	(309,000)	—
Purchases of property and equipment	(143,710)	(27,465)
Proceeds from sale of fixed assets	—	91

Net Cash Used In Investing Activities	(452,710)	(27,374)

Cash Flows From Financing Activities:
Sales of common stock	—	1,250,003
Proceeds of note payable	100,000	—
Exercise of stock options	69,829	95,528
Short-term borrowings/repayments, net	96,632	321,600
Payment of capital lease obligations	(64,675)	(131,741)

Net Cash Provided By Financing Activities	201,786	1,535,390

Cash and Cash Equivalents:
Net decrease	(158,483)	(35,761)
Balance — beginning of period	1,030,247	568,178

Balance — end of period	$871,764	$532,417

The accompanying notes are an integral part of these statements.

ESSEX CORPORATION

NOTES TO THE INTERIM FINANCIAL INFORMATION

NOTE 1:    General

Fiscal Year and Presentation

These statements cover Essex Corporation and its wholly-owned subsidiary, Sensys Development Laboratories, Inc. (the “Company”). The Company is on a 52/53-week fiscal year ending the last Sunday in December. Years 2003 and 2002 are 52-week fiscal years. Certain amounts for 2002 have been reclassified to conform to the 2003 presentation.

The information furnished in the accompanying Unaudited Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, such information contains all adjustments considered necessary for a fair presentation of such information. The operating results for the thirteen and thirty-nine week periods ended September 28, 2003 may not be indicative of the results of operations for the year ending December 28, 2003, or any future period. This financial information should be read in conjunction with the Company’s 2002 audited financial statements and footnotes thereto, included in the Annual Report on Form 10-KSB/A No. 1 filed with the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for uncollectible accounts receivable, inventory obsolescence and valuation, depreciation and amortization, intangible assets, employee benefit plans and contingencies, among others. Actual results could differ from those estimates.

Important Business Risk Factors

The Company has historically been principally a supplier of technical services under contracts or subcontracts with departments or agencies of the U.S. Government, primarily the military services and other departments and agencies of the Department of Defense. The Company’s revenues have been and continue to come from such programs. The Company is focusing on and expanding in this business area. See Note 9—Acquisition of Sensys Development Laboratories, Inc.

In recent years, the Company has expended significant funds to transition into the commercial marketplace, particularly the productization of its proprietary technologies in telecommunications and optoelectronic processors. In June 2000, the Company announced that it had filed applications to secure patent protection for innovative technologies in two communications device families: hyperfine WDM (wavelength division multiplexing) devices and wireless optical processor enhanced receiver architecture. The Company received the first hyperfine WDM technology patent for the optical multiplexer in August 2003. Since September 2000, the Company has received over $6 million in financing from its Private Investors or their affiliates to advance its programs to capitalize upon these inventions. The long-term success of the Company in these areas is dependent on its ability to successfully develop and market products related to its communications devices and optoelectronic processors. The success of these efforts is subject to changing technologies, availability of additional financing, competition and market acceptance.

ESSEX CORPORATION

NOTES TO THE INTERIM FINANCIAL INFORMATION—(Continued)

Primarily due to the expenditures for development and marketing of its optoelectronics products and services, particularly the optical telecommunications device technologies, the Company incurred significant losses in 2002 and 2001. To the extent funds are available, the Company plans to continue research and development spending in the optoelectronics operations.

The Company is seeking to establish joint ventures or strategic partnerships including licensing of its technologies with major industrial concerns to facilitate these goals. The Company will also seek additional funds under appropriate terms from private or public sources to continue to finance development and to achieve initial market penetration. Significant delays in the commercialization of the Company’s optoelectronic products, failure to market such products or failure to raise substantial additional working capital for such commercial products could have a significant adverse effect on the Company’s future operating results and future financial position.

Research and Development

Research and development costs are expensed as incurred. Such costs include direct labor and materials as well as a reasonable allocation of indirect costs. However, no general and administrative costs are included in research and development. Equipment which has alternative future uses is capitalized and charged to expense over its estimated useful life.

NOTE 2:    Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share are computed using the weighted average number of common shares outstanding during the period reduced by contingently returnable shares and, in 2002, common shares issuable upon the required conversion of preferred stock. Diluted earnings per common share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants or conversion of convertible debt. Such incremental shares were anti dilutive for the 2002 periods presented.

NOTE 3:    Accounts Receivable Financing

The Company has a working capital financing agreement with an accounts receivable factoring organization. Under the agreement, the factoring organization may purchase certain of the Company’s accounts receivable subject to full recourse against the Company in the case of nonpayment by the customers. The Company generally receives 85%-90% of the invoice amount at the time of purchase and the balance when the invoice is paid. The Company is charged an interest fee and other processing charges, payable at the time each invoice is paid. There were $266,000 of funds advanced as of September 28, 2003 and $169,000 of funds advanced as of December 29, 2002.

NOTE 4:    Common Stock; Warrants; Preferred Stock

The Company’s Articles of Incorporation authorize 1 million shares of preferred stock, par value $0.01 per share, the series and rights of which may be designated by the Board of Directors in accordance with applicable state and federal law. In September 2000, the Board designated 500,000 shares of such preferred stock as Series B which were issued to Private Investors for $2,000,000. The 500,000 Series B shares were converted as required into 2 million shares of common stock in September 2002. No Series A or Series B preferred shares are currently outstanding.

In connection with the issuance of Series B preferred stock, the Company also issued common stock warrants to the preferred stock holders. These warrants are for an additional 2 million shares of common stock.

ESSEX CORPORATION

NOTES TO THE INTERIM FINANCIAL INFORMATION—(Continued)

The warrants expire in September 2005 and can be exercised at a nominal price of $2,000. The warrants become exercisable under certain terms and conditions, such as the market price of the common stock exceeding $10 through $20 per share for 5 consecutive days, or the occurrence of an additional private placement or sale of stock via a registration statement for at least $10.0 million where the valuation of the Company exceeds $50.0 million. The warrants would also become exercisable upon a sale of all or substantially all of the assets of the Company or a merger or acquisition of the Company. The Company has determined that the warrants had a nominal fair value at issuance due to the restrictive covenants. The Company has reserved 2 million shares of common stock in connection with the possible exercise of the related common stock warrants. As of September 28, 2003, these warrants were not exercisable.

In March 2002, the Company amended existing private placement agreements for its common stock with its Private Investors or their affiliates. The agreements were increased from $500,000 to $1.5 million, of which $250,000 was received in December 2001 and the balance was received by September 2002. Under the agreements, the Company issued 500,000 shares of common stock.

NOTE 5:    Stock-Based Compensation

The Company accounts for stock options granted to employees and directors using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expenses for the stock options because the exercise price is equal to the market price of the underlying stock on the date of the grant. If the Company had used the fair value based method of accounting, net earnings and earnings per share would have been reduced to the pro forma amounts listed in the table below. The Black-Scholes option pricing model was used to calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option’s vesting periods. The pro forma information is consistent with assumptions used in the year end calculations. Accordingly, net income (loss) and earnings (loss) per share would be as follows:

	Thirty-Nine Week Periods Ended
	Sept. 28, 2003	Sept. 29, 2002
Net income (loss), as reported	$65,714	$(1,846,986)
Less: Total stock-based employee compensation expense determined under fair value based method	582,138	454,320

Pro forma loss	$(516,424)	$(2,301,306)

Income (loss) per share:
Basic — as reported	$0.01	$(0.25)
Basic — pro forma	$(0.07)	$(0.31)
Diluted — as reported	$0.01	$(0.25)
Diluted — pro forma	$(0.07)	$(0.31)

NOTE 6:    Amortization of Other Intangible Assets

In connection with the March 1, 2003 acquisition of Sensys Development Laboratories, Inc. (See Note 9), there was $431,000 of value assigned primarily to contracts backlog. The overall amortization life is expected to be less than one year and $46,000 of amortization was recognized in March 2003, $128,000 in the quarter ended June 2003 and $121,000 in the quarter ended September 28, 2003.

ESSEX CORPORATION

NOTES TO THE INTERIM FINANCIAL INFORMATION—(Continued)

NOTE 7:    Income Taxes

The Company is in a net operating loss (NOL) carryforward position for book and tax purposes. Income tax expense reconciled to the tax computed at statutory rates is as follows:

	Thirty-Nine Week Periods Ended
	Sept. 28, 2003	Sept. 29, 2002
Federal taxes at statutory rates	$22,000	$(628,000)
State income taxes, net of federal benefit	4,000	(96,000)
Change in valuation allowance	(26,000)	724,000

Provision for income taxes	$—	$—

NOTE 8:    Statements of Cash Flows — Supplemental Disclosure

There were no new capital leases entered into in the first three quarters of 2003. There were $62,000 of new capital leases entered into in the first three quarters of 2002.

NOTE 9:    Acquisition of Sensys Development Laboratories, Inc.

As of March 1, 2003, the Company acquired 100% of the common stock of Sensys Development Laboratories, Inc. (“SDL”). The assigned value of the consideration and related expenses was approximately $4,405,000. Under the terms of the agreement, the Company paid $309,000 in cash and issued approximately 683,000 shares of common stock. The agreement further provides that an additional number of shares up to 422,000 may be released from escrow on the first anniversary of closing based upon certain factors. The Company also issued approximately 195,000 non-qualified fully vested options for its common stock at below market exercise prices in exchange for SDL fully vested outstanding options. In accordance with Emerging Issues Task Force 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the value of the stock consideration was based upon the weighted average market price of the Company’s common stock a few days before and after February 28, 2003, the date the transaction terms were agreed to and announced.

SDL provides both system and software engineering technical support to U.S. Government customers and prime contractors supporting government programs. SDL has an established workforce with specialized experience and credentials. For its most recent fiscal year ended September 30, 2002, SDL had revenues of over $3 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current Assets	$1,447,000
Equipment and other	33,000
Goodwill	3,019,000

Intangible assets	431,000

Total assets acquired	4,930,000

Current liabilities	(525,000)

Net assets acquired	$4,405,000

The intangible assets of $431,000 are primarily assigned to contract backlog which has an estimated overall amortization life of less than one year.

ESSEX CORPORATION

NOTES TO THE INTERIM FINANCIAL INFORMATION—(Continued)

The following information is presented on a pro forma basis as though the business combination had been completed as of the beginning of fiscal 2003.

	For The Nine Months Ended September 28, 2003 (Unaudited)
	As Reported	Pro Forma
Revenues	$11,220,000	$12,485,000

Net Income	$66,000	$328,000

Earnings Per Share:
Basic	$0.01	$0.04
Fully diluted	$0.01	$0.03
Weighted Average Number of Shares:
Basic	8,393,338	8,571,907
Effect of Dilution — Stock Options	910,164	910,164

Diluted	9,303,502	9,482,071

Included in the pro forma revenues and net income are $420,000 and $155,000, respectively, from a product sale by SDL which is not expected to occur in future periods.

NOTE 10:    Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123,” which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 enables companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. As further discussed within Note 5, the Company will continue to apply the disclosure-only provisions of both SFAS No. 123 and SFAS No. 148.

In January 2003, the FASB issued Financial Interpretation No., or FIN, 46, “Consolidation Of Variable Interest Entities.” FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Since the Company is not involved with any variable interest entities, the adoption of FIN 46 did not have a material impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments With Characteristics Of Both Liabilities And Equity.” SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s results of operations or financial position.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Sensys Development Laboratories, Inc.

Annapolis Junction, Maryland

We have audited the accompanying balance sheet of Sensys Development Laboratories, Inc. as of September 30, 2002 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2002 and 2001. These financial statements are the responsibility of the management of Sensys Development Laboratories, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sensys Development Laboratories, Inc. as of September 30, 2002 and the results of their operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Stegman & Company

Baltimore, Maryland

January 10, 2003

SENSYS DEVELOPMENT LABORATORIES, INC.

BALANCE SHEET

SEPTEMBER 30, 2002

ASSETS
CURRENT ASSETS
Cash	$198
Accounts receivable — trade	738,749
Prepaid expenses	14,284
Other current assets	1,335

Total Current Assets	754,566

PROPERTY AND EQUIPMENT — at cost:
Office furniture and equipment	61,825
Leasehold improvements	124,392

186,217
Accumulated depreciation and amortization	144,031

Net Property and Equipment	42,186

Other Assets — Deposits	6,011

TOTAL ASSETS	$802,763

See accompanying notes.

SENSYS DEVELOPMENT LABORATORIES, INC.

BALANCE SHEET

SEPTEMBER 30, 2002

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Advance payable — trade	$11,311
Note payable	85,000
Accrued vacation	69,830
Retirement plan contribution payable	127,475
Deferred income taxes	197,879
Other current liabilities	12,348

Total Current Liabilities	503,843

STOCKHOLDERS’ EQUITY:
Common stock, par value $.001; 1 million shares authorized; 773,800 shares issued and outstanding	774
Paid-in capital	3,323
Retained earnings	294,823

Total Stockholders’ Equity	298,920

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$802,763

See accompanying notes

SENSYS DEVELOPMENT LABORATORIES, INC.

STATEMENTS OF OPERATIONS

For the Years Ended September 30, 2002 and 2001

	2002	2001
Revenues	$3,100,754	$2,717,614
Contract Costs	2,667,679	2,621,990

Gross Profit on Contracts	433,075	95,624
Operating expenses	374,652	306,205

Income (Loss) From Operations	58,423	(210,581)
Other income	58,489	56,418
Interest expense	(160)	(737)

Income (Loss) Before Provision For Income Taxes	116,752	(154,900)
Provision (benefit) for income taxes	46,175	(61,263)

Net Income (Loss)	$70,577	$(93,637)

See accompanying notes.

SENSYS DEVELOPMENT LABORATORIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended September 30, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings
Balances at September 30, 2000	$773	$1,523	$316,082
Stock options exercised	1	1,800	1,801
Net loss	—	—	(93,637)

Balances at September 30, 2001	774	3,323	224,246
Net Income	—	—	70,577

Balances at September 30, 2002	$774	$3,323	$294,823

See accompanying notes.

SENSYS DEVELOPMENT LABORATORIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$70,577	$(93,637)
Noncash items included in net income (loss):
Depreciation and amortization	38,444	41,446
Proceeds from sale of equipment	—	9,200
Gain on disposal of equipment	—	(2,430)
Deferred income taxes	46,175	(61,263)
Net changes in:
Accounts receivable — trade	(103,494)	14,426
Prepaid expenses	(506)	(242)
Other current assets	7,865	(8,792)
Accounts payable — trade	(9,204)	(9,975)
Accrued vacation	17,942	(6,416)
Accrued rent	(3,573)	(4,675)
Retirement plan contribution payable	(57,523)	39,688
Other current liabilities	929	280

Net cash provided (used) by operating activities	7,632	(82,390)

CASH FLOWS FROM INVESTING ACTIVITIES —
Purchase of property and equipment	(2,738)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in line of credit note payable	(5,000)	77,500
Exercise of common stock options	—	1,800

Net cash (used) provided by financing activities	(5,000)	79,300

NET DECREASE IN CASH	(106)	(3,090)
CASH AT BEGINNING OF THE YEAR	304	3,394

CASH AT END OF THE YEAR	$198	$304

Supplemental disclosures of cash flows information:
Cash paid during the year for:	$160	$737

Interest
Income taxes	$—	$—

See accompanying notes.

SENSYS DEVELOPMENT LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended September 30, 2002 and 2001

NOTE	1. Summary of Significant Accounting Policies

Description of Business

Sensys Development Laboratories, Inc. (the “Company”) was founded in 1996 and provides both system and software engineering technical support to U. S. Government customers and prime contractors supporting government programs. Core competencies include signal intelligence (SIGINT) systems engineering, SIGINT processing, content-based filtering and selection and world-wide web technologies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable arise from U. S. Government prime contracts and subcontracts. Retainages (which are not material) will be collected upon job completion or settlement of audits performed by cognizant U. S. Government audit agencies. Company cost records have been audited through 2000. In the year an audit is settled, the difference between audit adjustments and previously established reserves is reflected in income.

Contract Accounting

Revenue on time and materials contracts (approximately 95% and 96% of total revenues in 2002 and 2001, respectively) is recognized to the extent of billable rates multiplied by hours delivered, plus other direct costs. Revenues consist of services rendered primarily on time and materials contracts. Revenue on fixed-price and other contracts (approximately 5% and 4% of total revenues in 2002 and 2001, respectively) is recognized on the percentage-of-completion method of accounting based on costs incurred in relation to the total estimated costs. Anticipated losses are recognized as soon as they become known. Furthermore, while such contracts are fully funded by appropriations, they may be subject to other risks inherent in government contracts, such as termination for the convenience of the government.

Income Taxes

The Company files its income tax returns on the cash basis. Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

SENSYS DEVELOPMENT LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended September 30, 2002 and 2001

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using straight-line methods based on useful lives as follows:

Leasehold improvements	Remaining life of lease
Furniture and equipment	3 to 7 years

Expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Depreciation expense for the years ended September 30, 2002 and 2001 was $38,444 and $41,446, respectively.

NOTE 2.    Line-of-Credit

The Company has a line-of-credit loan with a commercial bank for $150,000. This loan has an interest rate of 5.25% and matures on May 15, 2003. This loan is personally guaranteed by three officers of the Company and has an outstanding balance of $85,000 as of September 30, 2002.

NOTE 3.    Financial Instruments with Concentrations of Credit Risk

The Company grants credit to subcontractors in the state of Maryland. Accounts receivable from these subcontractors totaled $738,749 at September 30, 2002. The Company has two major customers and sales to these customers comprise approximately 65% and 73% of total sales for the years ended September 30, 2002 and 2001, respectively.

NOTE 4.    Commitments and Contingencies

The Company leases office space under a long-term lease which expires in December 2003. The lease contains provisions to pay for proportionate increases in operating costs and property taxes. As of September 30, 2002, the Company is committed to pay aggregate rentals under these leases as follows:

2003	$174,123
2004	43,850

Rental expense charged to operations, including payments made under short-term leases, amounted to $164,248 and $166,181 in 2002 and 2001, respectively.

NOTE 5.    Retirement Plan

The Company has a qualified defined contribution retirement plan, the Sensys Development Laboratories, Inc. Employee Benefit Plan, which includes a salary reduction 401(k) feature for its employees. The Plan provides for a mandatory contribution of 8% of covered compensation. The Company may make additional contributions at the discretion of the Board of Directors. Total contributions under the Plan were $219,510 and $278,070 for the years ended September 30, 2002 and 2001, respectively.

SENSYS DEVELOPMENT LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended September 30, 2002 and 2001

NOTE 6.    Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	2002	2001
Current tax expense	$—	$—
Deferred tax expense (benefit)	46,175	(61,263)

Total provision (benefit) for income taxes	$46,175	$(61,263)

A reconciliation of the differences between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

	2002	2001
Federal income tax rate	35.0%	35.0%
Increase resulting from—
State income taxes, net of federal income tax benefits	4.5	4.5

Effective tax rate	39.5%	39.5%

The deferred income tax provision arises from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of these timing differences are deferrals related to cash basis income tax reporting, depreciation expense and accrued vacation.

The deferred tax liability at September 30, 2002 consists of the following:

Cash basis tax reporting	$289,870
Accrued vacation	(27,618)
Depreciation	(31,483)
Net operating loss	(32,890)

Total deferred tax liability	$197,879

The Company has a net operating loss (“NOL”) carryforward of approximately $53,000 that is available, subject to certain limitations, to offset future income and taxes payable. The NOL begins to expire in 2019.

The evaluation of the realizability of such deferred tax assets in future periods is made based upon a variety of factors for generating future taxable income, such as intent and ability to sell assets and historical and projected operating performance. At this time, the Company has not established a valuation reserve for any of its deferred tax assets.

NOTE 7.    Stock Options

As of September 30, 2002, there were 131,100 incentive stock options outstanding with exercise prices per share, as follows:

Number of Options	Exercise Price
28,300	$0.004
102,800	$3.00

131,100

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ESSEX CORPORATION

Common Stock

PROSPECTUS

C.E. UNTERBERG, TOWBIN

A.G. EDWARDS & SONS, INC.

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, all amounts are estimates.

Description	Amount
SEC Registration Fees	$
NASD filing fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing Fees and Expenses	$
Underwriter Fees	$
Transfer agent’s and registrar’s fees and expenses	$
Miscellaneous expenses	$

Total	$

Item 14.    Indemnification of Directors and Officers

The Virginia Stock Corporation Act (“Act”) permits indemnification of directors and officers of a corporation under certain conditions and subject to certain limitations. Articles (h) and (i) of our Articles of Incorporation contain provisions for the indemnification of directors and officers of us within the limitations permitted by the Act. In addition, we have entered into indemnity agreements with all of its directors and officers which provide the maximum indemnification allowed by the Act.

Item 15.    Recent Sales of Unregistered Securities

Private Placements with Investor Groups

GEF Optical Investment Company, LLC and Networking Ventures, L.L.C. From September 2000 through October 2002, we sold shares of our convertible preferred stock and common stock in private placement funding transactions with GEF and Networking Ventures, L.L.C., or their affiliates, aggregating $4.4 million.

On September 7, 2000, we sold 500,000 shares of our Series B convertible preferred stock at a price of $4.00 per share for an aggregate of $2.0 million and issued warrants to purchase 2.0 million shares of our common stock; 1.0 million each to GEF Optical Investment Company, LLC and Networking Ventures, L.L.C. All of these shares of Series B convertible preferred stock shares were converted into 2.0 million shares of common stock in September 2002. Also in February of 2002, GEF Optical Investment Company, LLC assigned its warrants to purchase 1.0 million shares of our common stock to two of its affiliates. The warrants expire in September 2005 and can be exercised in whole or in part for $0.001 per share. These warrants become exercisable upon the market price of the common stock exceeding $10 through $20 per share for five consecutive days, a sale of all or substantially all of our assets, a merger or acquisition of us or our raising at least $10.0 million pursuant to a private placement or a registered public offering which values us immediately prior to such sale at $50.0 million or more. As of September 28, 2003, none of these warrants were exercisable.

On December 4, 2000, we sold 80,000 shares of our common stock to each of GEF and Networking Ventures at a per share price of $2.50 for an aggregate sum of $400,000.

On March 15, 2001, we sold 250,000 shares of common stock to each of GEF and Networking Ventures at a per share price of $4.00 for an aggregate sum of $2.0 million.

The proceeds from the above were primarily used to patent, develop and commercialize our key leading-edge optical technologies, principally hyperfine WDM and OPERA™. The stock was sold in reliance upon the exemption from registration for private offerings provided by Section 4(2) of the Securities Act of 1933, as amended and Regulation D. No placement agent or underwriter was involved in the sale of the common stock and we did not pay any commissions.

Global Environment Strategic Technology Partners and The Hannon Family LLC. In addition to the transactions described above, we entered into the following private placement funding transactions with Global Environment Strategic Technology Partners and The Hannon Family LLC, aggregating $1.75 million:

In December 2001, we sold 76,924 shares of common stock for $6.50 per share for an aggregate of $500,000. In March of 2002, we sold an additional 153,848 for $6.50 per shares for an aggregate of 230,772 shares for $1.5 million pursuant to these agreements. In connection with the October 2002 investment described below, the price was adjusted to $3.00 per share and an additional 269,228 shares were issued.

In October 2002, we sold 50,000 shares of common stock for $3.00 per share for an aggregate of $150,000 and issued warrants for 33,332 shares of our common stock for a $100,000 deposit. In December 2002, 16,666 of these warrants were converted into common stock at $3.00 per share and in January 2003, another 16,666 of these warrants were converted into common stock at $3.00 per share.

The proceeds were primarily used to patent, develop and commercialize our key leading-edge optical technologies, principally hyperfine WDM and OPERA™. The stock was sold in reliance upon the exemption from registration provided for private offerings provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. No placement agent or underwriter was involved in the sale of the common stock and we did not pay any commissions.

Note Purchase Agreements to Hannon Family LLC

In December 2002, we issued a promissory note in the principal amount of $500,000 bearing interest at a rate of 10% per annum to The Hannon Family LLC. The promissory note matures on December 31, 2004. The note is convertible into shares of our common stock at a conversion price equal to $2.60. If this note is converted, then accrued interest is waived. In February 2003, we issued an additional non-convertible promissory note in the principal amount of $100,000 bearing interest at a rate of 10% per annum to The Hannon Family LLC. This note also matures on December 31, 2004.

Private Placement to CEOcast, Inc.

On January 28, 2002, we issued warrants for 30,000 shares of common stock in exchange for consulting services. We relied upon the exemption from registration for private offerings provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D for this issuance. No placement agent or underwriter was involved in the sale of the common stock and we did not pay any commissions.

SDL Acquisition

As of March 1, 2003, we acquired Sensys Development Laboratories, Inc., or SDL in a merger transaction. Under the terms of the agreement, we issued approximately 683,000 shares of common stock. The agreement further provided that an additional number of shares up to 422,000 may be released from escrow on the first anniversary of closing based upon certain factors. We relied upon the exemption from registration for private offerings provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. No placement agent or underwriter was involved in this transaction.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  Exhibits:

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation

3.2	Articles of Amendment	A

3.3	Bylaws, as amended

4.1	Specimen Stock Certificate	B

5.1	Opinion of Whiteford, Taylor & Preston L.L.P.*

10.1	Restricted Stock Bonus Plan

10.2	Incentive Stock Option Plan

10.3	Pension Plan and Trust Agreement

10.4	Defined Contribution Retirement Plan

10.5	Incentive Performance Award Plan

10.6	Option Agreement between Essex and Rumsey Associates Limited Partnership

10.7	1996 Stock Option and Appreciation Rights Plan	C

10.8	1998 Stock Option and Appreciation Rights Plan	D

10.9	1999 Stock Option and Appreciation Rights Plan	E

10.10	2000 Stock Option and Appreciation Rights Plan	F

10.11	Flex Lease Agreement Between PHL-OPCO, LP, as Landlord and Essex Corporation, As Tenant, Rivers 95 Columbia, MD	G

10.12	2001 Stock Option and Appreciation Rights Plan	H

10.13	2002 Stock Option and Appreciation Rights Plan	I

21	Subsidiaries

23.1	Consent of Independent Accountants

23.2	Consent of Independent Accountants

23.3	Consent of Whiteford, Taylor & Preston L.L.P. (included in Exhibit 5.1)*

24	Power of Attorney (included on page II-6)

99.1	Securities Purchase Agreement dated September 7, 2000 among the Company, Global Optical Investment Company, LLC and Networking Ventures LLC	A

99.2	Registration Rights Agreement dated September 7, 2000 among the Company, Global Optical Investment Company, LLC and Networking Ventures LLC	A

99.3	Common Stock Purchase Warrants dated September 12, 2000	A

99.4	Securities Purchase Agreement dated December 4, 2000

99.5	Amendment No. 1 to Registration Rights Agreement dated December 4, 2000	B

Exhibit Number	Description

99.6	Securities Purchase Agreement dated March 15, 2001	B

99.7	Amendment No. 2 to Registration Rights Agreement dated March 15, 2001	B

99.8	Securities Purchase Agreement dated December 14, 2001, between Essex Corporation and The Hannon Family LLC	B

99.9	Amendment to Securities Purchase Agreement dated as of March 1, 2002, between Essex Corporation and The Hannon Family LLC	B

99.10	Securities Purchase Agreement dated December 12, 2001 between Essex Corporation and GEF Optical Investment Company

99.11	Amendment to Securities Purchase Agreement, dated as of March 1, 2002, between Essex Corporation and Global Environment Strategic Technology Partners, L.P.	B

99.12	Securities Purchase Agreement, dated as of October 17, 2002, between Essex Corporation and Global Environment Strategic Technology Partners, L.P.

99.13	Convertible Promissory Note Purchase Agreement by and between Essex Corporation and The Hannon Family LLC dated December 17, 2002	B

99.14	Promissory Note dated February 26, 2003 issued by Essex Corporation to The Hannon Family LLC	B

99.15	Agreement and Plan of Merger among Essex Corporation, SDL Acquisition, Inc., Sensys Development Laboratories, Inc, and the Principal Shareholders dated as of February 21, 2003	J

99.16	Registration Rights Agreement dated as of February 28, 2003 between Essex Corporation and Sensys Development Laboratories, Inc. Shareholders	K

*	To be filed by amendment
A	Incorporated by reference from the similarly numbered Exhibit filed with Registrant’s 8-K filed September 20, 2000.
B	Incorporated by reference from the similarly numbered Exhibit filed with Registrant’s S-2 (333-61200).
C	Incorporated by reference from the similarly numbered Exhibit filed as an Exhibit with Registrant’s Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders filed on October 16, 1996.
D	Incorporated by reference from the similarly numbered Exhibit filed as an Exhibit with Registrant’s Definitive Proxy Statement for the 1998 Annual Meeting of Shareholders filed on October 6, 1998.
E	Incorporated by reference from the similarly numbered Exhibit filed as an Exhibit with Registrant’s Definitive Proxy Statement for the 1999 Annual Meeting of Shareholders filed on October 20, 1999.
F	Incorporated by reference from the similarly numbered Exhibit filed as an Exhibit with Registrant’s Definitive Proxy Statement for the 2000 Annual Meeting of Shareholders filed on November 13, 2000.
G	Incorporated by reference from the similarly numbered Exhibit filed with Registrant’s Form 8-K filed December 12, 2001.
H	Incorporated by reference from the similarly numbered Exhibit filed as an Exhibit with Registrant’s Definitive Proxy Statement for the 2001 Annual Meeting of Shareholders filed on June 14, 2001.
I	Incorporated by reference from the similarly numbered Exhibit filed with Registrant’s Form S-8 (333-108709).
J	Incorporated by reference from the similarly numbered Exhibit filed with Registrant’s Form 8-K filed on March 7, 2003.
K	Incorporated by reference from the similarly numbered Exhibit filed with Registrant’s Form S-2 (333-104819).

(b)  Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland, on November 6, 2003.

ESSEX CORPORATION

By:	/s/ LEONARD E. MOODISPAW

Leonard E. Moodispaw President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Leonard E. Moodispaw and Joseph R. Kurry, Jr., or either of them, their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons as of November 6, 2003, in the capacities indicated:

Signature	Title

/s/ H. JEFFREY LEONARD H. Jeffrey Leonard	Chairman of the Board

/s/ LEONARD E. MOODISPAW Leonard E. Moodispaw	President, Chief Executive Officer, and Director (principal executive officer)

/s/ JOSEPH R. KURRY, JR. Joseph R. Kurry, Jr.	Senior Vice President, Chief Financial Officer and Treasurer (principal financial officer)

/s/ JOHN G. HANNON John G. Hannon	Director

/s/ ROBERT W. HICKS Robert W. Hicks	Director

/S/ RAY M. KEELER Ray M. Keeler	Director

/s/ FRANK E. MANNING Frank E. Manning	Director

/s/ MARIE S. MINTON Marie S. Minton	Director

/s/ ARTHUR L. MONEY Arthur L. Money	Director

/s/ TERRY M. TURPIN Terry M. Turpin	Director